UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________________________

FORM 10-SB

GENERAL FORM OF REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

SILVER STAR CAPITAL HOLDINGS, INC.
(Name of Small Business Issuer in Its Charter)

Florida (State or other jurisdiction of Incorporation or organization)	04-3690402 (I.R.S. Employer Identification No.)
2731 Silver Star Road, Suite 200 Orlando, Florida (Address of Principal Executive Offices)	32808-3935 (Zip Code)

(407) 522-7201
(Issuer’s Telephone Number, Including Area Code)

Securities registered under Section 12 (b) of the Exchange Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

Securities registered under Section 12 (g) of the Exchange Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, Par Value $0.001	None

TABLE OF CONTENTS

PART I

PART II

PART F/S

Item 1.	Financial Statements

PART III

Item 1.	Index to Exhibits
Item 2.	Description of Exhibits

SIGNATURES

PART I
Item 1.	Description of Business

Business Development

Organization

Silver Star Capital Holdings, Inc. (the “Company,” “we,” “us, “our” and words of similar import) was organized pursuant to the laws of the State of Florida on May 17, 2002, under the name “PokerBook Gaming Corporation,” with an authorized capital of 100,000,000 shares of common stock with a par value of $0.001 per share.  The Company was formed for the primary purpose of engaging in the development and distribution of a portfolio of Internet gaming software.

On October 13, 2006, we abandoned our Internet software interests as part of a planned restructuring of the Company to enable us to re-commence business operations as may be determined by our Board of Directors, and to place us in a better position to raise funding for any such determined operations or to create a capital structure that would allow us to acquire an ongoing business that would be beneficial to our stockholders.

Effective March 9, 2007, we decreased our authorized shares of capital stock from 100,000,000 to 50,000,000 shares of $0.001 common stock; and we changed our corporate name to “Silver Star Capital Holdings, Inc.”

On May 2, 2007, we effected a reverse split of our 64,948,300 outstanding shares of common stock on a basis of one share for fifty shares, while retaining our authorized capital, common stock and par value, with appropriate adjustments in our capital accounts. All computations in this Registration Statement take into account this reverse split.

Copies of our Articles of Incorporation, as amended, and our By-Laws, as amended, are filed as Exhibits to this Registration Statement on Form 10-SB. See Part III.

General Business History

We were originally organized for the primary purpose of engaging in the development and distribution of a portfolio of Internet gaming software.

The shares of the Company began trading on the National Quotation Bureau’s “Pink Sheets” in June 2004 under the symbol “POKG.”

During the period June 2005 to October 2006 the Company was inactive and carried on no material business operations.

In May 2007, the Company’s trading symbol changed from “POKG” to “SSTA.  In addition, we completed a quasi reorganization,  pursuant to ARB 43, unanimously approved by our Board of Directors after reaching a settlement agreement with all of our significant creditors and by the revaluation of all of our assets and liabilities to their current values through a current charge to earnings and the elimination of any deficit in retained earnings by charging paid-in capital.  The effect of these procedures was to eliminate our additional paid in capital account and to restate our retained earnings (accumulated deficit) to ($1,109).   The effective completion date of  our quasi reorganization was May 1, 2007.

The information in this Registration Statement is current as of June 30, 2007, unless otherwise indicated.

Business

The Company’s current business plan involves the development and acquisition of businesses that own, operate and develop boutique hotel properties in select travel destinations worldwide. The Company seeks to create a portfolio of boutique hotels under its “Beach House” brand, offering luxurious accommodations with  a broad range of amenities,  tailored to the specific tastes, preferences and passions of specialized segments of the leisure travel market. The Beach House concept of “Opulent Informality” is designed to create the perfect care-free playground for uninhibited spirits in search of the freedom to have world-class fun.

Beach House properties will offer the highest level of luxury and specialized services in some of the worlds most exotic and fun-filled vacation destinations. Activities and amenities will include luxurious accommodations, pristine beaches, sport fishing, diving, surfing, golf and exceptional nightlife. Initially, the Company plans to redevelop and operate properties in Costa Rica. Thereafter, the Company’s plans include the acquisition, development and redevelopment of additional hotel properties in San Andres, Colombia, Mexico and the Dominican Republic.

The Company’s primary business objective is the worldwide development of its Beach House brand of all-inclusive, boutique luxury hotels.

Competitive Advantages

We believe that the Company’s business strategy will produce significant competitive advantages relative to other industry participants.

·        Segment Creation. The pioneer of the all-inclusive concept, John Issa of SuperClubs, recognized that during the oil embargo-caused recession in the early 1970s, only two areas of the tourism industry were unaffected, Club Med and cruise ships. While different in image, they shared one thing in common – they were both all-inclusive. Later, the concept was elevated to new heights with Hedonism, a super-inclusive resort for pleasure seekers. Our Beach House model will take this all-inclusive concept further offering luxurious accommodations and specialized services to uninhibited spirits in search of the freedom to have world-class fun.
·        Distinctive Lodging Experience. The customer experience in our hotels will be unlike that in most branded hotel and resort chains.  While a typical hotel chain offers a standard “box”, our hotels will be characterized by all inclusive, luxury accommodations, a wide range of amenities and activities, and unparalleled personalized service.
·        Brand Awareness. We seek to promote the Beach House lifestyle worldwide, an umbrella brand under which all of its properties will operate.  It is anticipated that our resorts will generate significant brand awareness through our distinctive nature and atmosphere.
·        Exotic Locations. The Company seeks to develop or acquire businesses involved in hotel ownership, management and operations in select exotic locations throughout Central America and the Caribbean. These markets generally offer multiple demand drivers, such as diving, sport fishing, casinos, eco-tourism and other points of interest.
·        Experienced Management. Our management team consists of a group of professionals with extensive experience in the disciplines necessary to operate and grow our business. As our business and asset base expands, we will create processes and systems supported by technology that we believe will result in a state-of-the-art operating infrastructure. We believe the experience of our management team and key employees and the quality of our systems will provide us with a platform to grow while maintaining quality.

Our Growth Strategy

We intend to grow through the replication of our model on an individualized but consistent basis across a growing boutique hotel portfolio and by leveraging our brand for expansion in planned and new markets.

We have recently enhanced our management team through new hires with a focus towards growth and acquisitions. We believe that our current management team and operating infrastructure will provide us with the ability to successfully integrate assets into a portfolio as we grow and expand.

We believe that the proceeds from our planned equity offering, and the development of a robust public market for our common stock, will provide us with the financial flexibility to capitalize on our growth opportunities.

Target Markets. We intend to base our decisions to enter new markets on a number of criteria, with a focus on markets that attract affluent travelers over the age of 21, who value a distinctive and sophisticated atmosphere and outstanding service. We will seek to grow in markets with multiple demand drivers.
·        Brand. We believe that our “Beach House” brand has considerable development potential.
·        Flexible Business Model. We intend to be flexible with respect to transaction structures and real estate requirements as we pursue development, acquisition, joint venture and other opportunities. As we pursue these opportunities, we will focus on our critical objectives of providing us with a meaningful percentage of any equity growth or a significant total dollar return on investment.

Operations

The Company is a hospitality company involved in the development and acquisition of subsidiary businesses which will own and operate boutique hotels in select travel destinations worldwide. The Company plans to acquire or establish operating subsidiaries which own and operate all-inclusive boutique hotels which cater to the adventure and lifestyle traveler.

Revenues

The Company’s revenues will be derived from the operating results of its subsidiary companies.. Subsidiary revenues are most easily explained by the three primary performance indicators that are commonly used in the hospitality industry:

·     occupancy,
·     average daily rate, or ADR, and
·     revenues per available room, or RevPAR, which is the product of ADR and average daily occupancy; but, however, does not include food and beverage revenue other hotel operating revenue such as telephone, parking  and  other guest services, or management fee revenue. It is anticipated that substantially all of our revenue will be derived from the operation of boutique, retreat-style, hotels owned and operated by our subsidiary companies.  Specifically, these revenues will consist of:
·     Rooms Revenue. Occupancy and ADR will be the major drivers of rooms revenue.
·     Food and Beverage Revenue. Due to the all-inclusive nature of our service offering, food and beverage revenue is anticipated to be less than hotels and resorts which are not all-inclusive and which offer bars and  restaurants to guests and local customers.
·    Other Hotel Revenue. Ancillary revenue such as telephone, internet access, entertainment and other guest services that are principally driven by occupancy.

Fluctuations in revenues, which tend to correlate with changes in gross domestic product, are driven largely by general economic and local market conditions but can also be impacted by major events, such as terrorist attacks or natural disasters, which in turn affect levels of leisure travel.

The seasonal nature of the hospitality business can also impact revenues. We expect to experience some seasonality in our business.

In addition to economic conditions, supply is another important factor that may affect future revenues. Room rates and occupancy tend to fall when supply increases unless the supply  growth is offset by an equal or greater increase in demand. A recent trend among hotel owners is the conversion of hotel rooms to condominium apartments which may reduce the available supply of hotel rooms in our target locations resulting in increased demand for the remaining hotels.

Finally, competition within the hospitality industry can affect revenues. Competitive factors in the hospitality industry include name recognition, quality of service, convenience of location, quality of the property, pricing, and range and quality of food services and amenities offered. In addition, our hotel properties will be located in areas where there are numerous competitors, many of whom have substantially greater resources than us. New or existing competitors could offer significantly lower rates or more convenient locations, services or amenities or significantly expand, improve or introduce new service offerings in markets in which our hotels compete, thereby posing a greater competitive threat than at present. If we are unable to compete effectively, we may not be able to capture market share, which could adversely affect our future revenues.

Operating Costs and Expenses

The Company’s operating costs and expenses will be limited to senior management compensation, legal and professional fees, office rent, income taxes and other sundry expenses.  It is anticipated that operating income derived from subsidiary businesses will be sufficient to meet such operating cost and expenses.  Operating costs and expenses of subsidiary companies will consists of the costs to provide hotel services, including:

·         Rooms Expense. Rooms expense includes the payroll and benefits for the front office, housekeeping, concierge and reservations departments and related expenses, such as laundry, rooms supplies, travel agents commission and reservation expense. Like rooms revenue, occupancy is a major driver of rooms expense, which has a significant correlation with rooms revenue.
·        Food and Beverage Expense.Contrary to food and beverage revenue, due to the all-inclusive nature of our hotels, food and beverage revenue is anticipated to be greater than hotels and resorts which are not all-inclusive and directly correlated to occupancy.
·        Other Departmental Expense. Occupancy is the major driver of other departmental expense, which includes telephone and other expenses related to the generation of other hotel revenue.
·        Hotel Selling, General and Administrative Expense. Consisting of administrative and general expenses, such as payroll and related costs, travel expenses and office rent, advertising and promotion expenses, comprising the payroll of the hotel sales teams and advertising, marketing and promotion expenses for our hotel properties, utility expense and repairs and maintenance expenses comprising the ongoing costs to repair and maintain our hotel properties.
·        Taxes and Insurance. Property taxes, insurance and other consist primarily of insurance costs and property taxes.
·        Depreciation and Amortization Expense.   Hotel properties are depreciated using the straight-line method over estimated useful lives of 39.5 years for buildings and three to seven  years for furniture, fixtures and equipment.

Most categories of variable operating expenses, such as operating supplies and certain labor such as housekeeping, are expected to fluctuate with changes in occupancy. Increases in RevPAR attributable to increases in occupancy may be accompanied by increases in most categories of variable operating costs and expenses. Increases in RevPAR attributable to improvements in ADR will typically only result in increases in limited categories of operating costs and expenses, primarily credit card and travel agent commissions. Thus, improvements in ADR will have a more significant impact on improving our operating margins than occupancy.

Notwithstanding any efforts to reduce variable costs, there are limits to how much we may be able to accomplish because we will have significant fixed costs, such as depreciation and amortization, labor costs and employee benefits, insurance and other expenses associated with owning hotels that do not necessarily decrease when circumstances such as market factors cause a reduction in our hotel revenues.

Marketing and Distribution Methods of our Products/Services

Strong direct sales will be an integral part of our sales and marketing strategy.  Each subsidiary will employ dedicated sales force which, unlike many other hotel companies, will be trained to sell the experience, not simply the rate. Our marketing objective is to create differentiation by selling an "experience" and "brand".

Public Announcement of New Products/Services

We have not publicly announced any new product or service.

Competition

Competition in the hospitality industry reflects a highly fragmented group of owners and operators offering a wide range of quality and service levels. Our hotels will compete with other hotels in the segments of the hospitality market in their respective locations. These segments of the market consist of traditional hotels in the luxury sector and boutique hotels in the same local area.

We will compete by providing a differentiated combination of location, design, amenities and service. We will constantly strive to enhance the experience and service we are providing for our guests and have a continuing focus on improving our customer experience.

Sources and Availability of Raw Materials and the Names of Principal Suppliers

We use no raw materials.

Dependence on Major Customers

We are not currently dependent to a material extent on any limited number of large customers.

Intellectual Property

The Company does not currently hold any Patents, trademarks, licenses, franchises or concessions. The Company is not currently party to any royalty agreements or labor contracts. The Company plans to register “Beach House Resorts” and “Opulent Informality” as its trademarks.

Government Regulation

Our hotels will be subject to numerous laws, including those relating to the preparation and sale of food and beverages, such as health and liquor license laws. Our hotels will also be subject to laws governing employees in our hotels in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and firing employees and work permits. Also, our ability to expand may be dependent upon our obtaining necessary building permits or zoning variances from local authorities.

Our hotel properties may expose us to possible environmental liabilities, including liabilities related to activities that predated our acquisition or operation of a property. All of our properties will be subject to environmental site assessments, or “ESAs”, prepared by independent third-party professionals. These ESAs were intended to evaluate the environmental conditions of these properties and included a site visit, a review of certain records and public information concerning the properties, the preparation of a written report and, in some cases, invasive sampling. We will obtain these ESAs before we build acquired our hotel properties to help us identify whether we might be responsible for cleanup costs or other environmental liabilities.

Research and Development

The company does not have any expenses related to research and developement.

Employees

As at the date of this Registration Statement, the Company had 5 employees of which 4 are considered full time.

Other Corporate Information

The Company’s offices are at 2731 Silver Star Road, Suite 200, Orlando, Florida 32808-3935. The telephone number is (407) 522-7201; the facsimile number is (407) 295-0421.

The Company’s website is www.silverstarcapitalholdings.com.

Item 1A.	Risks Related to Our Business

An investment in our common stock is highly speculative and involves a high degree of risk. You should consider all of the risk factors discussed below, as well as the other information contained in this document. You should not invest in our common stock unless you can afford to lose your entire investment and you are not dependent on the funds you are investing.

RISK RELATING TO OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CAPITAL NEEDS.

We have no operating history as a holding company.

The Company has been recently reorganized as a holding company and currently has no operating subsidiaries. Accordingly, we have no operating history on which to base an evaluation of our business and prospects. The Company’s prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development.  There can be no assurance that the Company will be successful in addressing the risks it may encounter, and its failure to do so could have a material adverse effect on the Company’s business, prospects, financial condition and results of operation.

We are a holding company with no operations.

We are a holding company and it is anticipated that the conduct of all  our operations will be through one or more subsidiary companies. We do not have any independent operations. As a result we will rely on dividends and other payments or distributions from our subsidiaries to pay dividends on our common stock. We will also rely on dividends and other payments or distributions from our subsidiaries to meet our operating expenses and other obligations. The ability of our subsidiaries to pay dividends or make other payments or distributions to us will depend on the subsidiaries’ operating results.

In addition, because we are a holding company, your claims as stockholders will be structurally subordinated to all existing and future liabilities and obligations (whether or not from borrowed money) of our subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our subsidiaries will be able to satisfy the claims of our stockholders only after all of our and our subsidiaries' liabilities and obligations have been paid in full.

The Lack of Assurance That the Company Will Be Able to Meet Its Future Capital Requirements.

We currently have no source of operating cash flow to fund future projects or corporate overhead. We have limited financial resources, and there is no assurance that additional funding will be available.  Our ability to continue to operate will be dependent upon our ability to raise significant additional funds in the future.

We may not be able to successfully compete for hotel properties.

We may not be successful in identifying or completing acquisitions that are consistent with our strategy. We will compete with owner-operators of hotels and others who are engaged in real estate investment activities for the acquisition of hotels in Central America and the Caribbean, which may or may not have similar investment objectives as we do. In addition, competition for suitable investment properties may increase in the future. Some competitors may have substantially greater financial resources than we do and, as such, will be able to accept more risk than we can prudently manage. These competitors may limit the number of suitable investment opportunities for us by driving up the price we must pay for real property or other assets we seek to acquire. In addition, our potential acquisition targets may find our competitors to be more attractive suitors because they may have greater resources, be willing to pay more, have a more compatible operating philosophy, or better relationships with hotel franchisors, seller or lenders.

Even if we are able to successfully identify and acquire other hotel properties, acquisitions may not yield the returns we expect and, if financed using our equity capital, may be dilutive. We also may incur significant costs and divert management attention in connection with evaluating and negotiating potential acquisitions, including ones that we are subsequently unable to complete. We may underestimate the costs necessary to bring an acquired property up to the standards established for its intended market position or the costs to integrate an acquired hotel property with our existing operations. Significant costs of acquisitions could materially impact our operating results, including costs of uncompleted acquisitions as they would generally be expensed in the time period during which they are incurred.

Our strategy to acquire and develop or redevelop hotels creates timing, financing, operational and other risks that may adversely affect our business and operations.

We intend to acquire and develop or redevelop hotel properties as suitable opportunities arise. The acquisition, development and redevelopment of hotel properties involve a number of risks. We cannot assure you that any development or redevelopment project will be completed on time or within budget. Our inability to complete a project on time or within budget may adversely affect our operating results and financial performance.

Acquisitions, development or redevelopment of hotel properties will require significant capital expenditures. We will not be able to fund acquisitions from cash provided from our operating activities. Consequently, we will rely upon the availability of debt or equity capital to fund hotel acquisitions and development or redevelopment. Our ability to grow through acquisitions, development or redevelopment of hotels will be limited if we cannot obtain satisfactory debt or equity financing, which will depend on, among other things, market conditions. Neither our charter nor our bylaws limits the amount of debt that we can incur. However, we cannot assure you that we will be able to obtain additional equity or debt financing or that we will be able to obtain such financing on favorable terms.

Our management has limited experience managing a public company.

The members of our management team have limited experience managing a publicly owned company. We continue to develop control systems and procedures adequate to support a public company and this transition could place a significant strain on our management systems, infrastructure, overhead and other resources. Given our recent reorganization and our management's experience, you will be unable to fully evaluate our management's public company abilities.

We depend on our key personnel for the future success of our business and the loss of one or more of our key personnel could have an adverse effect on our ability to manage our business and implement our growth strategies, or could be negatively perceived in the capital markets.

Our future success and our ability to manage future growth depend, in large part, upon the efforts and service of our senior management team who has substantial business and financial experience. The departure of either of them could have a material adverse effect on our business and operations. It could be difficult for us to find replacements for our key personnel, as competition for such personnel is intense. The loss of services of one or more members of our senior management team could have an adverse effect on our ability to manage our business and implement our growth strategies. Further, such a loss could be negatively perceived in the capital markets, which could reduce the market value of our securities.

Boutique hotels are a highly competitive segment of the hospitality industry, which is generally subject to greater volatility than other segments of the industry. As a result, if we are unable to compete effectively or an economic slowdown occurs, our business prospects and operations will be adversely affected by declines in our average daily room rates or occupancy.

We will compete in the boutique hotel segment of the hospitality industry. This segment is highly competitive, is closely linked to economic conditions and is more susceptible to changes in economic conditions than other segments of the hospitality industry. The boutique hotel segment's sensitivity to economic conditions is likely to persist for the foreseeable future. Competition within the boutique hotel segment is also likely to increase in the future. Economic downturns will, among other things, lead to a decrease in our revenues and intense competition may lead to an inability of our hotels to capture market, and as a result, our business prospects and operations may be adversely affected.

Competitive factors in the hospitality industry include name recognition, quality of service, convenience of location, quality of the property, pricing, and range and quality of food services and amenities offered. Market perception that we do not provide innovative property concepts could adversely affect our ability to compete effectively. If we are unable to compete effectively, we may not be able to capture market share, which could adversely affect our business prospects and operations.

Our properties will be located in areas where there are numerous competitors, many of whom have substantially greater resources than us. In addition, new hotels may be constructed in the areas in which our properties will be located, possibly without corresponding increases in demand for hotel rooms. New or existing competitors could offer significantly lower rates or more convenient locations, services or amenities or significantly expand, improve or introduce new service offerings in markets in which our hotels will compete, thereby posing a greater competitive threat than is presently anticipated. The resulting lower than expected revenues to us could adversely affect our business prospects and operations.

The performance of the hospitality industry, and the boutique hotel segment in particular, has traditionally been closely linked with the general economy. Furthermore, the boutique hotel segment is more susceptible to changes in economic conditions than other segments of the hospitality industry. In an economic downturn, boutique hotels such as we plan to develop may be more susceptible to a decrease in revenues, as compared to hotels in other segments that have lower room rates. This characteristic may result from the fact that our hotels will generally target high-end leisure travelers. In periods of economic difficulties, high-end leisure travelers may seek to reduce travel costs by limiting travel or otherwise generally reducing the costs of their trips. In periods of weak demand, profitability is negatively affected by the relatively high fixed costs of operating hotels such as ours, when compared to other classes of hotels. If an economic slowdown occurs, this could result in declines in average daily room rates or occupancy or both and thereby have a material adverse effect on our business prospects and operations.

Our hotels are expected to be geographically concentrated in Central America and the Caribbean and, accordingly, we could be disproportionately harmed by an economic downturn in these regions or a disaster, such as a terrorist attack.

By concentrating development of or hotels in Central America and the Caribbean we are exposed to greater risk to regional economic, business and other conditions than more geographically diversified hotel companies. Like other hotel markets, Central America and the Caribbean have experienced economic slowdowns in the past, including in the late 1980s, early 1990s and the most recent slowdown, which began in October 2000 and was exacerbated by the terrorist attacks of September 11, 2001. A decline in the hotel market in which we will operate, in particular, due to a downturn in regional or local economic or business conditions or another terrorist attack or similar disaster would adversely affect occupancy rates and financial performance of our hotels and our overall results of operations.
In addition, certain of our hotels are planned for development in markets that are more susceptible to natural disasters than others, which could adversely affect those hotels, the local economies, or both. Specifically, Central America and the Caribbean are susceptible to hurricanes. A variety of factors affecting the local markets, in which our hotels will operate, including such natural disasters, could have a material adverse affect on our business prospects and operations.

The threat of terrorism has adversely affected the hospitality industry generally and these adverse effects may continue or worsen.

The threat of terrorism has caused, and may in the future cause, a significant decrease in hotel occupancy and average daily room rates due to disruptions in business and leisure travel patterns and concerns about travel safety. The possibility of future attacks may hamper business and leisure travel patterns and, accordingly, the performance of our business and our operations.

We are exposed to the risks of a global market which could hinder our ability to develop, maintain and expand our international operations.

Our plans involve the development of hotel properties in Central America and the Caribbean and we have no plans to develop properties in the United States.  The success and profitability of any future international operations are subject to numerous risks and uncertainties, many of which are outside of our control, such as:

·        political or economic instability;
·        changes in governmental regulation;
·        trade restrictions;
·        difficulties and cost of staffing and managing operations in certain foreign countries;
·        work stoppage or other changes in labor conditions;

·        taxes;
·        payment terms; and
·        seasonal reductions in tourism in some parts of the world.

Furthermore, changes in policies and/or laws of the United States or foreign governments resulting in, among other things, higher taxation, currency conversion limitations or the expropriation of private enterprises could reduce the anticipated benefits of our international operations. Any actions by countries in which we conduct business to reverse policies that encourage foreign trade could adversely affect our business relationships and gross profit.
Establishing operations in any foreign country or region presents risks such as those described above, as well as risks specific to the particular country or region. We may not be able to develop, maintain and expand our international operations successfully, and as a result, our business operations and prospects could be adversely affected.

The hotel business is capital intensive; developmental expenses, financing the rising cost of capital improvements and increasing operating expenses could reduce our cash flow and could adversely affect our financial performance.

We plan to develop or acquire hotel properties and once developed or acquired, these hotel properties will have an ongoing need for renovations and other capital improvements to remain competitive, including replacement, from time to time, of furniture, fixtures and equipment. To compete effectively, we will need to make capital expenditures to maintain our innovative property concepts and designs. In addition, we will need to make capital expenditures to comply with applicable laws and regulations. Our initial capital cost for the redevelopment of our first property in Costa Rica is anticipated to be more than $6 million. If we are unable to raise an adequate amount of financing, this property may not be redeveloped, or may take longer than anticipated to redevelop, or our redevelopment plans may be down-scaled.  In addition, we may not be able to fund capital improvements on our properties, once developed, redeveloped or acquired, solely from cash provided from our operating activities. If not, we will need to rely upon the availability of debt or equity capital.

In addition, renovations and other capital improvements to our hotels may be expensive and may require us to close all or a portion of the hotels to customers during such renovations, affecting occupancy and ADR. These capital improvements may give rise to the following additional risks, among others:

·        construction cost overruns and delays;
·        uncertainties as to market demand or a loss of market demand after capital improvements have begun;
·        disruption in service and room availability causing reduced demand, occupancy and rates; and
·        possible environmental problems.

As a result, capital improvement projects may increase our expenses and reduce our cash flows and our revenues. If capital expenditures exceed our expectations, this excess would have an adverse effect on our available cash.

We will have high fixed costs, including property taxes and insurance costs, which we may be unable to adjust in a timely manner in response to a reduction in revenues. In addition, our property taxes have increased in recent years and we expect those increases to continue.

The costs associated with owning and operating hotels are significant, some of which may not be altered in a timely manner in response to changes in demand for services, and failure to adjust our expenses may adversely affect our business and operations.

Property taxes and insurance costs are anticipated to be a significant part of our operating expenses. Our real property taxes may increase as property tax rates change and as the values of properties are assessed and reassessed by taxing authorities. Our real estate taxes do not depend on our revenues, and generally we could not reduce them other than by disposing of our real estate assets.

Insurance premiums for the hospitality industry have increased significantly since 2002, and continued escalation may result in our inability to obtain adequate insurance at acceptable premium rates. A continuation of this trend would appreciably increase the operating expenses of hotels. If we do not obtain adequate insurance, to the extent that any of the events not covered by an insurance policy materialize, our financial condition may be materially adversely affected.

In the future, our properties may be subject to increases in real estate and other tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance and administrative expenses, which could reduce our cash flow and adversely affect our financial performance. If our revenues decline and we are unable to reduce our expenses in a timely manner, our results of operations could be adversely affected.

RISKS RELATED TO THE HOSPITALITY INDUSTRY

In addition to the risks enumerated above, a number of factors, many of which are common to the hospitality industry and beyond our control, could affect our business, including the following:

·       increased threat of terrorism, terrorist events, airline strikes, natural disasters or other factors that may affect travel patterns and reduce the number of business and commercial travelers and tourists and other factors that may not be offset by increased room rates;
·       increased competition from other hotels in our target markets;
·       new hotel supply in our target markets, which could harm our occupancy levels and revenue at our dependence on business and commercial travel, leisure travel and tourism;
·       increases in operating costs due to inflation, labor costs (including the impact of unionization), workers' compensation and health-care related costs, utility costs, insurance and unanticipated costs such as acts of nature and their consequences and other factors that may not be offset by increased room rates;
·       changes in interest rates and in the availability, cost and terms of debt financing;
·       changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;
·       adverse effects of international market conditions, which may diminish the desire for high-end leisure travel or the need for business travel, as well as national, regional and local economic and market conditions where our hotels will operate and where our potential customers live; and
·       adverse effects of a downturn in the hospitality industry.
These factors could harm our financial condition and results of operations.

Seasonal variations in revenue at our hotels can be expected to cause quarterly fluctuations in our revenues.

The hospitality industry is seasonal in nature. This seasonality can be expected to cause quarterly fluctuations in our revenues. Our revenue will generally highest in the second and fourth quarters. Our quarterly earnings may also be adversely affected by factors outside our control, including weather conditions and poor economic factors. As a result, we may have to enter into short-term borrowings in certain quarters in order to offset these fluctuations in revenues.

The hospitality industry is heavily regulated, including with respect to food and alcohol sales, employee relations, construction and taxation. Failure to comply with regulatory requirements may result in an adverse effect on our business.

Our failure to comply with regulatory requirements may result in an adverse effect on our business. Our various properties will be subject to numerous laws, including those relating to the preparation and sale of food and beverages, including alcohol. We are also subject to laws governing our relationship with our employees in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and firing employees and work permits. Also, our ability to remodel, refurbish or add properties may be dependent upon our obtaining necessary building permits from local authorities. The failure to obtain any of these permits could adversely affect our ability to increase revenues and net income through capital improvements of our properties. In addition, we are subject to the numerous rules and regulations relating to state and federal taxation. Compliance with these rules and regulations requires significant management attention. Any failure to comply with all such rules and regulations could subject us to fines or audits by the applicable taxation authority.

The illiquidity of real estate investments and the lack of alternative uses of hotel properties could significantly limit our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more of our properties in response to changing economic, financial and investment conditions is limited. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

In addition, hotel properties may not readily be converted to alternative uses if they were to become unprofitable due to competition, age of improvements, decreased demand or other factors. The conversion of a hotel to alternative uses would also generally require substantial capital expenditures.

We may be required to expend funds to correct defects or to make improvements before a property can be sold. We may not have funds available to correct those defects or to make those improvements and as a result our ability to sell the property would be limited. In acquiring a hotel, we may agree to lock-out provisions that materially restrict us from selling that hotel for a period of time or impose other restrictions on us. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could significantly harm our financial condition and results of operations.

Uninsured and underinsured losses could adversely affect our financial condition and results of operations.

We are responsible for insuring our hotel properties as well as for obtaining the appropriate insurance coverage to reasonably protect our interests in the ordinary course of business. There are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods or terrorist acts, which may be uninsurable or not economically insurable, or may be subject to insurance coverage limitations, such as large deductibles or co-payments. We will use our discretion in determining amounts, coverage limits, deductibility provisions of insurance and the appropriateness of self-insuring, with a view to maintaining appropriate insurance coverage on our investments at a reasonable cost and on suitable terms. Uninsured and underinsured losses could harm our financial condition and results of operations. We could incur liabilities resulting from loss or injury to our hotels or to persons at our hotels. Claims, whether or not they have merit, could harm the reputation of a hotel or cause us to incur expenses to the extent of insurance deductibles or losses in excess of policy limitations, which could harm our results of operations.
In the event of a catastrophic loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. In the event of a significant loss, our deductible may be high and we may be required to pay for all such repairs and, as a consequence, it could materially adversely affect our financial condition. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property.

Since September 11, 2001, it has generally become more difficult and expensive to obtain property and casualty insurance, including coverage for terrorism. When our current insurance policies expire, we may encounter difficulty in obtaining or renewing property or casualty insurance on our properties at the same levels of coverage and under similar terms. Such insurance may be more limited and for some catastrophic risks (e.g., earthquake, hurricane, flood and terrorism) may not be generally available at current levels. Even if we are able to renew our policies or to obtain new policies at levels and with limitations consistent with our current policies, we cannot be sure that we will be able to obtain such insurance at premium rates that are commercially reasonable. If we were unable to obtain adequate insurance on our properties for certain risks, it could cause us to be in default under specific covenants on certain of our indebtedness or other contractual commitments that require us to maintain adequate insurance on our properties to protect against the risk of loss. If this were to occur, or if we were unable to obtain adequate insurance and our properties experienced damage which would otherwise have been covered by insurance, it could materially adversely affect our financial condition and the operations of our properties.

In addition, insurance coverage for our hotel properties and for casualty losses does not customarily cover damages that are characterized as punitive or similar damages. As a result, any claims or legal proceedings, or settlement of any such claims or legal proceedings that result in damages that are characterized as punitive or similar damages may not be covered by our insurance. If these types of damages are substantial, our financial resources may be adversely affected.

Environmental and other governmental laws and regulations could increase our compliance costs and liabilities and adversely affect our financial condition and results of operations.

Our hotel properties are subject to various Federal, state and local laws relating to the environment, fire and safety and access and use by disabled persons. Under these laws, courts and government agencies have the authority to require us, if we are the owner of a contaminated property, to clean up the property, even if we did not know of or were not responsible for the contamination. These laws also apply to persons who owned a property at the time it became contaminated. In addition to the costs of cleanup, environmental contamination can affect the value of a property and, therefore, an owner's ability to borrow funds using the property as collateral or to sell the property. Under such environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, such as a landfill or an incinerator, to pay for the clean-up of that facility if it becomes contaminated and threatens human health or the environment.

Furthermore, various court decisions have established that third parties may recover damages for injury caused by property contamination. For instance, a person exposed to asbestos while staying in or working at a hotel may seek to recover damages for injuries suffered. Additionally, some of these environmental laws restrict the use of a property or place conditions on various activities. For example, some laws require a business using chemicals (such as swimming pool chemicals at a hotel) to manage them carefully and to notify local officials that the chemicals are being used. We could be responsible for the types of costs discussed above. The costs to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could reduce the funds available for distribution to our stockholders. Future laws or regulations may impose material environmental liabilities on us, or the current environmental condition of our hotel properties may be affected by the condition of the properties in the vicinity of our hotels (such as the presence of leaking underground storage tanks) or by third parties unrelated to us.

RISKS RELATING TO OUR COMMON STOCK

You have limited control as a stockholder regarding any changes we make to our policies.

Our board of directors determines our major policies, including our investment objectives, financing, growth and distributions. Our board may amend or revise these and other policies without a vote of our stockholders. This means that our stockholders will have limited control over changes in our policies.

The market price for our common stock may be volatile.

Although our common stock is currently quoted on the Pink Sheets ("SSTA"), there is currently no market for such shares; and there can be no assurance that such a market will ever develop or be maintained. Any market price for shares of our common stock is likely to be very volatile, and numerous factors beyond our control may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of our common stock in any market that may develop. Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop. Our stock price may fluctuate as a result of factors that are beyond our control or unrelated to our operating results. The following factors could cause the price of our common stock in the public market to fluctuate significantly from the price you will pay for our stock in any offering made by the Company:
  variations in our quarterly operating results;
·        changes in market valuations of companies in the hospitality industry;
·        fluctuations in stock market prices and volumes;
·        issuances of common stock or other securities in the future;
·        the addition or departure of key personnel;
·        announcements by us or our competitors of new properties; and
·        acquisitions or joint ventures.

·       In the past, class action litigation has often been brought against companies following periods of volatility in the market price of those companies' common stock. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management's attention and company resources and could have a material adverse effect on our business, financial condition, and operating results.

Dividend Policy.

The Company does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business.  However, the actual amount of dividends received from the Company will remain subject to the discretion of the Company’s Board of Directors and will depend on results of operations, cash requirements and future prospects of the Company and other factors.

Risks Associated with Penny Stock Classification.

The Company’s stock is subject to "penny stock” rules as defined in 1934 Securities and Exchange Act rule 3151-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S.  $5.00  (other  than  securities registered  on certain  national  securities  exchanges  or quoted on the NASDAQ system,  provided  that  current  price and volume  information  with respect to transactions in such securities is provided by the exchange or system).
The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not  otherwise  exempt  from the  rules,  to deliver a  standardized  risk disclosure document that provides  information about penny stocks and the nature and  level of risks in the  penny  stock  market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account.  The bid and offer quotations,  and the broker-dealer and salesperson compensation  information,  must be given to the customer orally or in  writing  prior  to  effecting  the  transaction  and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These  disclosure  requirements  may have the  effect of  reducing  the level of trading  activity in the  secondary  market for the common  shares in the United States and shareholders may find it more difficult to sell their shares.

We are controlled by a limited number of shareholders.
Our principal shareholder, XYZ, who is a selling shareholder, beneficially owns approximately XX% of the issued and outstanding shares of our voting capital stock. As a result, he/she has the ability to exercise substantial control over our affairs and corporate actions requiring shareholder approval, including electing directors, selling all or substantially all of our assets, merging with another entity or amending our charter documents. This de facto control could delay, deter or prevent a change in control and could adversely affect the price that investors might be willing to pay in the future for our securities.

Failure to achieve and maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.
Our management is required to periodically evaluate the design and effectiveness of our disclosure controls and procedures. In addition, we are subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires our management to annually assess the effectiveness of our internal control over financial reporting. Although we are not required to comply with all of the requirements of Section 404 until our 2008 fiscal year, we have begun the process of testing our internal controls. This process could result in our needing to implement measures to improve our internal controls. Any failure by us to maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

Our common stock is traded on the Pink Sheets, which may be detrimental to investors.
Our shares of common stock are currently traded on the Pink Sheets. Stocks traded on the Pink Sheets generally have limited trading volume and exhibit a wide spread between the bid/ask quotations. We cannot predict whether a more active market for our common stock will develop in the future. In the absence of an active trading market:

investors may have difficulty buying and selling our common stock or obtaining market quotations;

market visibility for our common stock may be limited; and
a lack of visibility for our common stock may have a depressive effect on the market price for our common stock.

Item 2.	Management’s Discussion and Analysis or Plan of Operation

This section and other parts of this Registration Statement contain forward-looking statements that involve risks and uncertainties. Forward-looking statements can also be identified by words such as “anticipates,” “expects,” “believes,” “plans,” “predicts,” and similar terms. Forward-looking statements are not guarantees of future performance and the Company’s actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in the subsection entitled “Risk Factors” above. The following discussion should be read in conjunction with the  financial statements and notes thereto included elsewhere in this Registration Statement.  Unless otherwise stated, references in this report to particular years or quarters refer to the Company’s fiscal years ended in June and the associated quarters of those fiscal years. The Company assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law.

Unless the context indicates otherwise, references in this section, “Management’s Discussion and Analysis or Plan of Operation,” references to “we, “our”, “us”, “the Company”, “Silver Star”, or “SSTA” refer to the registrant.

Selected Financial Data

The selected financial data in Table No.1 for the  fiscal year ended June 30, 2007  and the fiscal year ended  June 30, 2006 was derived from the financial statement of Silver Star Capital Holdings, Inc. The selected financial data was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading, “Management’s Discussion and Analysis or Plan of Operation.”

Table No. 1
Selected Financial Data

	FYE 2007		FYE 2006
Statement of Operations Data:
Net revenues	$	----	$	----
General and administrative expenses		159		46,099
Discontinued operations loss from abandonment of assets		(104,000)		----
Net loss		$(104,159)		$(46,099)
Cash Flow Data:
Cash used in operating activities		$231		$396
Balance Sheet Data:
Current Assets		$665		$434
Total Assets		$665		$104,434
Current Liabilities		$475		$5,467
Common stock and paid-in capital		$1,299		$212,091
Accumulated deficit (since quasi-reorganization May 1, 2007)		$(1,109)		$(113,124)
Total stockholders’ equity		$190		$98,967
Total liabilities and stockholders’ equity		$665		$104,434

Executive Overview

Silver Star Capital Holdings, Inc. f/k/a/ PokerBook Gaming Corporation (“Silver Star” or the “Company”), was incorporated on May 17, 2002, and formerly was organized to develop and distribute a portfolio of internet gaming software.  On October 13, 2006, the Company abandoned its internet software interests and reorganized itself into a hospitality company whose business plan includes the development and acquisition of businesses that own, operate, and develop boutique hotels in select travel destinations worldwide.

Operations of the Company through the date of these financial statements have been devoted primarily to product development, marketing, raising capital, and administrative activities.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles and the Company’s discussion and analysis of its financial condition and results of operations require the Company to make judgments, assumptions and estimates that affect the amounts reported in its consolidated financial statements and accompanying notes.  Note A of the Notes to Financial Statements for the years ended June 30, 2007 and 2006 describes the significant accounting policies and methods used in the preparation of the Company’s financial statements.  Management bases our estimates on historical experience and on other various assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions and such differences may be material.
Results of Operation

Revenues
July 1, 2005 to June 30, 2007

No operating revenues have been realized by the Company since inception.

General and Administrative Expenses
July 1, 2005 to June 30, 2007

General and administrative expenses for fiscal 2006 were $46,099 consisting primarily of fair value of stock issued for services and depreciation and amortization costs.  During fiscal 2007 the Company’s general and administrative expenses were $159, consisting of  professional fees and bank service charges.

Property and Equipment
July 1, 2005 to June 30, 2007

Property and equipment at June 30, 2007 and 2006 consisted of the following:

	2007		2006
Computer software licenses	$	----	$130,000
Less accumulated depreciation and amortization	$	----	$(26,000)
	$	----	$104,000

Prior to writing off the computer software licenses the Company amortized its intangible assets over a period of twenty-years using a straight line method based upon the contract period for the software license agreement.  Amortization expenses for the year ended June 30, 2006 was $6,500.

As part of our plan for quasi-reorganization, we evaluated the recoverability of our Internet gaming software licenses prior to the required annual assessment date due to a change in the underlying laws and regulations restricting or eliminating our ability to commercially exploit the licenses. We determined the future cash flows did not exceed the carrying value and, therefore, recognized an impairment charge of $104,000 at June 30, 2007.

Liquidity and Capital Resources

The Company is a holding company with limited ongoing expenses.  Currently it pays no salaries and no rent.  The Company currently has cash on hand of $665 and liabilities of $475. There is doubt about the ability of the Company to continue in existence unless additional working capital is obtained. The Company plans an equity offering of up to 4,000,000 shares of its common stock at an offering price of $1.50 per share. The Company believes that the financing proceeds would be sufficient to fund operations for the next 12 months. However, there can be no assurance we will successfully conclude the expected offering with maximum proceeds or that changing circumstances and unforeseen events will not cause us to miss our projected sales or increase our anticipated spending.  To the extent that funds from our anticipated equity financing are insufficient to fund our future operating requirements, we may be unable to execute our current business plans. Any equity or debt financings, if available at all, may be on terms that are not favorable to us.  If adequate capital is not available on acceptable terms or at all, we may be unable to fully execute our business plan and we could be forced to delay, scale back or eliminate certain business development activities.  In addition, any inability to obtain financing on reasonable terms or at all could have a material negative effect on our business, operating results or financial condition to such an extent that we would be forced to restructure, reorganize, seek bankruptcy court protection, sell assets or cease operations, any of which would put the funds of equity investors at risk.  We do not have any present commitments or arrangements for additional financing, and except as described above, we are not in negotiations to obtain additional financing.

Cash Balances

The Company maintains its cash balances at one financial institution located in Orlando, Florida. The balances are insured up to $100,000 per account by the Federal Deposit Insurance Corporation. At June 30, 2007 there were no uninsured cash balances.

Commitments and Contingencies

At June 30, 2007, the Company had no reserve requirement as a result of Commitments and Contingencies.

Plan of Operation for the Period July 2007 through June 2008

During the next twelve months, the Registrant plans on concentrating its efforts in the following three areas:

1.        Financing. The Company plans to offer 4,000,000 shares of its common stock at an offering price of $1.50 per share. The Company plans to complete the offering, with maximum proceeds of $6,000,000 million, on or before October 31, 2008.

2.        Hotel Development. The Company plans to develop redevelop or acquire an all-inclusive, boutique hotel in Costa Rica within the next 12 months.

3.        Marketing. The Company plans to establish a dedicated sales force trained to sell the experience associated with its brand of boutique hotels. Marketing initiatives will be customized in order to account for market segment and preferences and market conditions. Consistent major campaign and branding concepts will be utilized throughout all our marketing activities.

4.        Acquisitions. The Company will continually seek opportunities within the hospitality industry for the acquisition, development or redevelopment of hotel properties within its target markets.

Prior Operations

During the period June 2005 to October 2006, the Company was inactive and carried on no material business operations.

Known Trends

Management  has determined  that because of the  deficiency in working  capital, operating  losses and lack of  liquidity,  there is doubt about the ability of the  Company to  continue  in  existence  unless  additional  working capital is obtained.  Consequently such trends or conditions could have a material adverse effect on the Company's financial position, future results of operations, or liquidity.  The Company currently has plans to raise sufficient working capital through equity financing.

Item 3.	Description of Property

The Company does not currently own any property.  The Company is currently provided office space at 2731 Silver Star Road, Suite 200, Orlando, Florida 32808-3935 at no charge in a building owned by the Chief Financial Officer of the Company.

Item 4.	Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common stock at June 30, 2007 by:

·        each person known to us to own beneficially more than 5% or our common stock;
·        each of our named executive officers listed in the Summary Compensation Table in Item 6;
·        each of our directors; and
·        all of our directors and all of our executive officers as a group.

The beneficial ownership of our common stock set forth in the table is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by any stockholder and the percentage ownership of such stockholder, convertible securities and options, warrants or other rights held by that person that are currently convertible or exercisable or are convertible or exercisable within 60 days of the above date are deemed to have been converted or exercised and the underlying shares of common stock are deemed to be outstanding. Such securities, however, are not deemed to have been converted or exercised and the underlying shares of common stock are not deemed to be outstanding for purposes of computing the percentage ownership of any other person.
The calculation of the percentage of beneficial ownership is based on 1,298,982 shares of common stock outstanding as of June 30, 2007.  Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power as to all shares beneficially owned. Unless otherwise indicated below, the business address of each person listed in the table is 2731 Silver Star Road, Suite 200, Orlando, Florida 32808-3935.

Table No. 2
Security Ownership of Certain Beneficial Owners and Management

Title of Class	Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
Common Stock	Silver Star Capital Investors, LLC 750 West 120th Avenue Suite 102 Broomfield, Colorado 80020	1,000,000	76.98%

Item 5.	Directors, Executive Officers, Promoters and Control Persons

The following table sets forth the names, ages, positions with our Company and certain historical employment and occupational information about our executive officers and directors.

Table No. 3
Directors, Executive Officers, Promoters and Control Persons

Name	Age	Position
Cliffe R. Bodden	43	Director, President and Chief Executive Officer
Jack E. Owens	55	Chairman of the Board and Chief Financial Officer
Howard A. Speigel	63	Secretary

Our by-laws provide that the above listed officers and directors will serve until the expiration of their term or until their death, resignation or removal, or until their successors have been duly elected and qualified.

Cliffe R. Bodden - Director, President and Chief Executive Officer – Mr. Bodden joined Silver Star Capital Holdings, Inc. in January 2007 and has served as President and Chief Executive Officer since March 2007.  Prior to joining Silver Star Capital Holdings, Inc., Mr. Bodden served as Managing Director of Lempert Capital Management, Ltd., a Cayman Islands based investment advisory firm.  He has been involved in the financial services industry for over 15 years beginning his career with Bear, Stearns & Co. in 1992.  Since that time Mr. Bodden has served in various capacities, including: financial consultant, investment manager, private banker and investment banker with internationally based financial firms and private banking organizations. Throughout his career Mr. Bodden’s focus has been on developmental and early stage companies for which he has acted in an advisory, directorial or management capacity.

investor in MTR Gaming Group, Inc., an owner operator of a number of gaming, horseracing and entertainment facilities in the United States with revenues (2006) of more than $372 million.

Jack E. Owens– Chairman of the Board of Directors and Chief Financial Officer - Mr. Owens is a practicing certified public accountant with more than thirty-two years of financial and management expertise. Mr. Owens has significant public accounting experience with national accounting firms covering a wide range of industries. His focus is on mergers and acquisitions and has performed reviews on official statements in connection with Offerings of municipal securities. Mr. Owens is a graduate of the University of South Florida where he received both a Bachelor of Arts in Accounting and a Masters of Accountancy degree.  He holds both a CPA and a CMA certificate. He is a member of the American Institute of Certified Public Accountants, Florida Institute of Certified Public Accountants, and Institute of Management Accounting. Mr. Owens devotes 50% of his time to the affairs of the Company.

Howard Speigel– Secretary - Mr. Speigel is Secretary and General Counsel of the Company and devotes less than 10% of his time to the affairs of the Company.  Mr. Speigel began his professional career with Price, Waterhouse & Co. before joining the Internal Revenue Service as a Tax Law Specialist.  He was a Partner in the firm Sigman & Speigel, Attorneys-at-Law, until establishing his own practice in 1976.  Since that time Mr. Speigel has operated a sole practitioner’s law practice in Orlando, Florida, emphasizing corporate and business law. Mr. Speigel holds a Bachelor of Science degree from the University of Maryland, College Park and a Juris Doctor degree from the American University, Washington College of Law.

There have been no events during the last five years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person including:

(a)                   any bankruptcy petition filed against and business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
(b)                   any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
(c)                   being subject to any order, judgment, or decree, not subsequently reversed or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his/her involvement in any type of business, securities or banking activities;
(d)                   being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Family Relationships

There are no family relationships between any of the officers and/or directors.

Other Relationships / Arrangements

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he/she was selected as a Director or Executive Officer. There are no material arrangements of understandings between any two or more Directors or Executive Officers.

Item 6.	Executive Compensation

The Company has no formal plan for compensating its directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. During the fiscal years ended June 30, 2006 and 2007,  no Director received and/or accrued any compensation for his services as a Director, including committee participation and/or special assignments.
The Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company’s Directors or Executive Officers.  The Company has no formal stock option plan which has been approved by regulatory authorities or other long-term compensation program.

During the fiscal years ended June 30, 2006 and 2007,  no funds were set aside or accrued by the Company to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in the fiscal year ended June 30, 2008,  to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

Summary Compensation Table

The following table sets forth the compensation received by our officers in fiscal year ended June 30, 2007 to (a) our chief executive officer; and (b) each of our executive officers.

Table No. 4
Executive Compensation

Name and Principal Position	Year	Salary	Bonus	Option Awards	Total Compensation
Cliffe R. Bodden President and Chief Executive Officer	2007	$ 0	$ 0	$ 0	$ 0
Jack E. Owens Chief Financial Officer	2007	$ 0	$ 0	$ 0	$ 0
Howard A. Speigel Secretary	2007	$ 0	$ 0	$ 0	$ 0
Employment Agreements

Currently we do not have written employment agreements with any of our executive officers or key employees. The Board of Directors is currently negotiating employment contracts with Mr. Bodden, Mr. Owens and Mr. Speigel.

Item 7.	Certain Relationships and Related Transactions, and Director Independence

At June 30, 2006, the Company owed $5,467 to Jack E. Owens, an officer of the Company.  As part of the Company’s plan for a quasi-reorganization, the accounts payable due to Mr. Owens was forgiven without consideration. Accordingly, the Company reclassified the $5,382 then existing balance of this obligation to additional paid in capital on April 30, 2007.

J. E. Owens & Company, P. A., a certified public accounting firm, which is 100% owned by Jack E. Owens, our Chairman of the Board of Directors and Chief Financial Officer provides accounting and other services to the Company. As of the date of this Registration Statement, there has been no consideration paid to J. E. Owens & Company, P. A. in respect to services provided to the Company.

Howard A. Speigel, P.A., attorney-at-law, which is 100% owned by Howard A. Speigel, our Secretary provides legal services for the Company. As of the date of this Registration Statement, there has been no consideration paid to Howard A. Speigel, P. A. in respect to services provided to the Company.

Item 8.	Description of Securities

We are presently authorized to issue 50,000,000 shares of $0.001 par value common stock. As of June 30, 2007, based on our reconciled transfer agent records, there were 1,298,982 share of common stock issued and outstanding.
The common stock of the Company shall be issued for such consideration as shall be fixed from time to time by the Board of directors. In the absence of fraud, the judgment of the Directors as to the value of any property or services received in full or partial payment for shares shall be conclusive. When shares are issued upon payment of the consideration fixed by the Board of Directors, such shares shall be taken to be fully paid stock and shall be non-assessable.  As further discussed in the notes to financials statements of this document, effective July 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) 123R, “Share-Based Payment” (“SFAS 123)”), which requires that companies measure and recognize compensation expense at an amount equal to the fair value of share-based payments granted under compensation arrangements.
Except as may otherwise be provided by the Board of Directors, holders of shares of stock of the Corporation shall have no preemptive right to purchase, subscribe for or otherwise acquire shares of stock of the Company, rights, warrants or options to purchase stocks or securities of any kind convertible into stock of the Company.

Dividends in cash, property or shares of the Company may be paid, as and when declared by the Board of Directors, out of funds of the Company to the extent and in the manner permitted by law.

Upon any liquidation, dissolution or winding up of the Company, and after paying or adequately providing for the payment of all its obligations, the remainder of the assets of the company shall be distributed, either in cash or in kind, pro rata to the holders of the common stock, subject to preferences, if any, granted to holders of the preferred shares. The Board of Directors may, from time to time, distribute to the shareholders in partial liquidation from stated capital of the Company, in cash or property, without the vote of the shareholders, in the manner permitted and upon compliance with limitations imposed by law.

Each outstanding share of common stock is entitled to one vote and each fractional share of common stock is entitled to a corresponding fractional vote on each matter submitted to a vote of shareholders. Cumulative voting shall not be allowed in the election of Directors of the company and every shareholder entitled to vote at such election shall have the right to vote the number of shares owned by him for as many persons as there are Directors to be elected, and for whose election he has a right to vote.

Transfer Agent

First American Stock Transfer, Inc., 706 East Bell Road, Suite 202, Phoenix, Arizona 85022.

PART II

Item 1.	Market Price of and Dividends on the Registrant’s Common Equity and Other Shareholder Matters

Our common stock is not currently listed on any securities exchange.  Quotations for our common stock are currently available in the Pink Sheets under the symbol “SSTA.” From June 2004 to May 2007 the Company common stock was quoted under the symbol “POKG.” The following table set forth the range of high and low bid quotations for the fiscal years ended June 30, 2006 and 2007. These quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not necessarily represent actual transactions.

Fiscal Year	Quarter	Quarter Ending	High	Low
2006	First	September 30, 2005	$0.50	$0.50
2006	Second	December 31, 2005	$0.10	$0.05
2006	Third	March 31, 2006	$0.10	$0.10
2006	Fourth	June 30, 2006	$0.25	$0.15
2007	First	September 30, 2006	$0.25	$0.25
2007	Second	December 31, 2006	$0.175	$0.175
2007	Third	March 31, 2006	$0.01	$0.01
2007	Fourth	June 30, 2007	$0.005	$0.005

As of June 30, 2007, in accordance with our transfer agent records, we had 92 shareholders of record.  Such shareholders of record held 1,298,982 shares of our common stock.
The Company's common stock is issued in registered form. First American Stock Transfer, Inc. is the registrar and transfer agent for the common stock.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and expansion of its business.

Item 2.	Legal Proceedings
The Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest in the Company.

Item 3.	Changes In and Disagreements with Accountants

None.

Item 4.	Recent Sales of Unregistered Securities

Since its inception, the Company has issued the following (split adjusted) shares of its common stock:

1.             During the fiscal year ended June 30, 2002, the Company issued 1,000,000 (split adjusted) shares of common stock to its founders at $.001(par value).

2.             During the fiscal year ended June 30, 2003, the Company issued 6,984  (split adjusted) shares of common stock to approximately eighty three (83) investors at $12.50 (split adjusted) per share. In addition, on June 30, 2003, the Company issued 11,202 (split adjusted) shares of common stock at par to eight individuals that had provided services to the Company since its inception.  In addition, the Company issued 11,020 (split adjusted) shares at par value to eight individuals that had provided services to the Company since its inception.

3.             During the fiscal year ended June 30, 2004, the Company issued 1,030 (split adjusted) shares of common stock to five (5) individuals at $12.50 (split adjusted) per share. In addition, on May 4, 2004, the Company issued 202,000 (split adjusted) shares of common stock in exchange for a promissory note in the amount of $1,000,000 to eleven (11) shareholders, under a Reg. D., 504 exemption. The subscription note agreement provided for a maturity date of August 9, 2004. On August 9, 2004, the Reg. D 504 shareholders defaulted on the subscription note agreement.  On September 9, 2004, the Company negotiated a settlement agreement with these shareholders which entitled the Company to a cash settlement of approximately $27,000 and the return to the Company’s transfer agent any unsold shares of the Company’s common stock.

4.             On July 14, 2004, the Company increased the total number of shares of common stock issued under its Reg. D. 504 private placement by an additional 50,000 (split adjusted) shares.

5.             On August 1, 2005, the Company issued 7,932   (split adjusted) shares of common stock at $1.25 (split adjusted) per share in exchange for marketing services.

6.             On August 11, 2005, the Company issued 20,000 (split adjusted) shares of common stock at a price of $1.25 (split adjusted) per share in exchange for computer consulting services.

Item 5.	Indemnification of Directors and Officers

The corporation shall indemnify, to the maximum extent permitted by Florida law, any person who is or was a director, officer, agent, fiduciary or employee of the corporation against any claim, liability or expense arising against or incurred by such person made party to a proceeding because he is or was a director, officer, agent, fiduciary or employee of the corporation or because he is or was serving another entity or employee benefit plan as a director, officer, partner, trustee, employee, fiduciary or agent at the corporation's request. The corporation shall further have the authority to the maximum extent permitted by Florida law to purchase and maintain insurance providing such indemnification.

PART F/S

ITEM 1.	FINANCIAL STATEMENTS

The financial statements and notes thereto are attached hereto and found immediately following the text of this Registration Statement. The audit report of Michael F. Cronin, CPA , Independent Registered  Public Accounting Firm,  for the audited financial statements for the fiscal years ended  June 30, 2007 and 2006,  and notes thereto is included herein immediately preceding the audited financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Michael F. Cronin
Certified Public Accountant
Orlando, Florida

Board of Directors and Shareholders
Silver Star Capital Holdings, Inc.
Orlando, Florida

I have audited the accompanying balance sheet of Silver Star Capital Holdings, Inc. as of June 30, 2007 and 2006 and the related statements of operations; stockholders' equity; and cash flows for the years then ended. The financial statements are the responsibility of management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Star Capital Holdings, Inc.  as of June 30, 2007 and 2006 and the results of its operations, its cash flows and changes in stockholders’ equity for the years then ended in conformity with accounting principles generally accepted in the United States.
.
Also discussed in the notes and effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment.

September 10, 2007

/s/ Michael F. Cronin

Michael F. Cronin
Certified Public Accountant
Orlando, Florida

Silver Star Capital Holdings, Inc.
f/k/a/ PokerBook Gaming Corporation
BALANCE SHEET
June 30, 2007 and 2006

ASSETS

	2007	2006
CURRENT ASSETS
Cash and cash equivalents (notes A-6 and A-9)	$665	$434
Total current assets	665	434

PROPERTY AND EQUIPMENT - at cost,
net of accumulated depreciation (notes A-2, B, and D)	-	104,000

Total Assets	$665	$104,434

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable (notes A-6, D, and E)	$475	$5,467
Total current liabilities	475	5,467

STOCKHOLDERS' EQUITY (notes C, D, and E)
Common stock, $0.001 per share,
par value, 50,000,000 shares
authorized, 1,298,982 shares issued
and outstanding in 2007,
100,000,000 shares authorized,
1,298,966 issued and outstanding
in 2006	1,299	1,299

Additional paid-in capital	-	210,792
Accumulated deficit (since quasi reorganization
May 1, 2007)	(1,109)	(113,124)
Total stockholders' equity	190	98,967

Total Liabilities and
Stockholders' Equity	$665	$104,434

The accompanying notes are an integral part of these financial statements.

Silver Star Capital Holdings, Inc.
f/k/a/ PokerBook Gaming Corporation
STATEMENT OF OPERATIONS
Years Ended June 30, 2007 and 2006

	2007	2006
Net revenues	$-	$-

General and administrative
expenses	159	46,099

Operating loss from
continuing operations	(159)	(46,099)

Income tax benefit
current operations	-	-

Loss from continuing
operations	(159)	(46,099)

Discontinued operations

Loss from abandonment
of asset (notes B, C, and D)	(104,000)	-

Income tax benefit from
discontinued operations	-	-

Loss on discontinued
operations	(104,000)	-

NET LOSS	$(104,159)	$(46,099)

Weighted average number of
shares outstanding (note A-10)	1,298,968	1,282,393

Net loss per share (note A-10)	$(0.08)	$(0.036)

The accompanying notes are an integral part of these financial statements.

Silver Star Capital Holdings, Inc.
f/k/a/ PokerBook Gaming Corporation
STATEMENT OF STOCKHOLDER'S EQUITY
Years Ended June 30, 2007 and 2006

	Common Stock			Accumulated Deficit
	Number of Shares	Par Value	Additional Paid-in Capital	(Since quasi reorganiztion May 1, 2007)

Balances,
July 1, 2005	1,271,034	$1,271	$175,905	$(67,025)

Issuance of common stock	27,932	28	34,887

Net loss for the year ended
June 30, 2006				(46,099)

Balances,
June 30, 2006	1,298,966	1,299	210,792	(113,124)

Issuance of fractional
shares of common
stock in reverse stock
split	16

Conversion of related party
debt to additional paid in
capital (notes D and E)			5,382

Effect of quasi
reorganization (note D)			(216,174)	216,174

Net loss for the year ended
June 30, 2007				(104,159)

Balances,
June 30, 2007
(notes C and D)	1,298,982	$1,299	$-	$(1,109)

The accompanying notes are an integral part of these financial statements.

Silver Star Capital Holdings, Inc.
f/k/a/ PokerBook Gaming Corporation
STATEMENT OF CASH FLOWS
Years Ended June 30, 2007 and 2006

	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (Loss)	$(104,159)	$(46,099)
Adjustments to reconcile net loss to net cash
provided (used) by operating activities:
Depreciation and amortization	-	6,500
Loss on disposition of assets	104,000	-
Fair value of stock issued for services		34,915

Increase (decrease) in:
Accounts payable	390	5,080

NET CASH PROVIDED (USED) BY
OPERATING ACTIVITIES	231	396

NET INCREASE IN CASH	231	396

CASH and cash equivalents, beginning of year (note A-9)	434	38

CASH and cash equivalents, end of year (note A-9)	$665	$434

SUPPLEMENTAL DISCLOSURES:
Reclassification of related party debt
to additional paid in capital pursuant to
quasi reorganization (notes D and E)	$5,382

The accompanying notes are an integral part of these financial statements.

Silver Star Capital Holdings, Inc.
f/k/a PokerBook Gaming Corporation
NOTES TO FINANCIAL STATEMENTS
June 30, 2007 and 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1.  Business and Organization

Silver Star Capital Holdings, Inc. f/k/a/ PokerBook Gaming Corporation (Silver Star or the Company), was incorporated on May 17, 2002, and formerly was organized to develop and distribute a portfolio of internet gaming software.  On October 13, 2006, the Company abandoned its internet software interests and reorganized itself into a hospitality company whose business plan includes the development and acquisition of businesses that own, operate, and develop unique concept hotels in exotic locations.

Operations of the Company through the date of these financial statements have been devoted primarily to product development, marketing, raising capital, and administrative activities.

2.  Property and Equipment

Property and equipment are recorded at cost.  Depreciation, including amortization of leasehold improvements and software licenses, is provided using the straight line method.  For tax purposes, the Company uses the Modified Accelerated Cost Recovery System (MACRS).

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the Company's books and records, and any resulting gain or loss is recognized in income for the period.

The cost of maintenance and repairs is charged to income as incurred and significant renewals and betterments are capitalized.  Deduction is made for retirements resulting from renewals or betterments.

3.  Valuation of Long-Lived Assets

The Company reviews the recoverability of long-lived assets, including equipment and intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable.  The assessment of possible impairment is based on the Company’s ability to recover the carrying value of the asset from the expected

Silver Star Capital Holdings, Inc.
f/k/a PokerBook Gaming Corporation
NOTES TO FINANCIAL STATEMENTS
June 30, 2007 and 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

3.  Valuation of Long-Lived Assets - continued

future pre-tax cash flows (undiscounted and without interest charges) of the related operations.  If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value.  The Company’s primary measure of fair value is based on discounted cash flows.  The measurement of impairment requires management to make estimates of these cash flows related to long-lived assets, as well as other fair value determinations.

The Company amortizes the costs of other intangibles (excluding goodwill) over their contractual life or estimated useful lives unless such lives are deemed indefinite.  Amortizable intangible assets are tested for impairment based on undiscounted cash flows and, if impaired, written down to fair value based on either discounted cash flows or appraised values.  Intangible assets with indefinite lives, such as goodwill, are tested for impairment, at least annually, and written down to fair value as required.

4.  Stock Based Compensation

On July 1, 2006,  the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) 123R, “Share-Based Payment” (“SFAS 123(R)”), which requires that companies measure and recognize compensation expense at an amount equal to the fair value of share-based payments granted under compensation arrangements.  Prior to July 1, 2006, we accounted for our stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations, and would typically recognize no compensation expense for stock option grants if options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.

We adopted SFAS 123(R) using the “modified prospective” method, which results in no restatement of prior period amounts.  Under this method, the provisions of SFAS 123(R) apply to all awards granted or modified after the date of adoption.  In addition, compensation expense must be recognized for any unvested stock option awards outstanding as of the date of adoption on a straight-line basis over the remaining vesting period.  We calculate the fair value of options using a Black-Scholes option pricing model.  We do not currently have any outstanding options subject to future vesting.  SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation expense to be reported in the Statement of Cash Flows as a financing cash inflow rather than an operating cash inflow.  In addition, SFAS

Silver Star Capital Holdings, Inc.
f/k/a PokerBook Gaming Corporation
NOTES TO FINANCIAL STATEMENTS
June 30, 2007 and 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

4.  Stock Based Compensation – continued

123(R) requires a modification to the Company’s calculation of the dilutive effect of stock option awards on earnings per share.  For companies that adopt SFAS123(R) using the “modified prospective” method, disclosure of pro forma information for periods prior to adoption must continue to be made.

5.  Income Taxes

The Company must make certain estimates and judgments in determining income tax expense for financial statement purposes.  These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes.

Deferred income taxes are recorded in accordance with SFAS NO. 109, “Accounting for Income Taxes,” or SFAS 109.  Under SFAS No. 109, deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax basis of assets and liabilities using the tax rates and laws in effect when the differences are expected to reverse.  SFAS 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not to occur.  Realization of our net deferred tax assets is dependent upon our generating sufficient taxable income in future years in appropriate tax jurisdictions to realize benefit from the reversal of temporary differences and from net operating loss, or NOL carryforwards.  Management has determined it more likely than not that these timing differences will not materialize and have provided a valuation allowance against substantially the Company’s entire net deferred tax asset.  Management will continue to evaluate the realizability of the deferred tax asset and its related valuation allowance.  If Management’s assessment of the deferred tax assets or the corresponding valuation allowance were to change, the Company would record the related adjustment to income during the period in which we make the determination.  The Company’s tax rate may also vary based on its results and the mix of income or loss in domestic and foreign tax jurisdictions in which it operates.

In addition, the calculation of the Company’s tax liabilities involves dealing with the uncertainties in the application of complex tax regulations.  The Company recognizes liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and to the extent to which, additional taxes will be due.  If Management ultimately determines that payment of these amounts is unnecessary, the Company will reverse the liability and recognize a tax benefit during the period in which Management determines that the liability is no longer necessary.  The Company will record an additional charge in its

Silver Star Capital Holdings, Inc.
f/k/a PokerBook Gaming Corporation
NOTES TO FINANCIAL STATEMENTS
June 30, 2007 and 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

5.  Income Taxes – continued

provision for taxes in the period in which Management determines that the recorded tax liability is less than they expect the ultimate assessment to be.

6.   Financial Instruments Fair Value, Concentration of Business and Credit Risks

The carrying amount reported in the balance sheet for cash and accounts payable approximates fair value because of the immediate or short-term maturity of these financial instruments.  Financial instruments that potentially subject the Company to concentrations of market/credit risk consist principally of cash and cash equivalents and trade account receivables.  The Company places cash and cash equivalents with high credit quality financial institutions, which at times, may exceed federally insured limits.  The Company has not experienced any losses in such accounts.  The Company does not have financial instruments with off-balance sheet risk.

7.   Accounting For Obligations And Instruments Potentially To Be Settled In The Company’s Own Stock

The Company accounts for obligations and instruments potentially to be settled in the Company’s stock in accordance with EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In a Company’s Own Stock. This issue addresses the initial balance sheet classification and measurement of contracts that are indexed to, and potentially settled in, the Company’s own stock.

Under EITF Issue No. 00-19 contracts are initially classified as equity or as either assets or liabilities, in the following situations:

Equity

·             Contracts that require physical settlement or net-share settlement; and
·             Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria for equity classification have been met.

Silver Star Capital Holdings, Inc.
f/k/a PokerBook Gaming Corporation
NOTES TO FINANCIAL STATEMENTS
June 30, 2007 and 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

7.   Accounting For Obligations And Instruments Potentially To Be Settled In The Company’s Own Stock – continued:

Assets or Liabilities

·       Contracts that require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of the company); and
·       Contracts that give the counter-party a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

All contracts are initially measured at fair value and subsequently accounted for based on the current classification. Contracts initially classified as equity do not recognize subsequent changes in fair value as long as the contracts continue to be classified as equity. For contracts classified as assets or liabilities, the Company reports changes in fair value in earnings and discloses these changes in the financial statements as long as the contracts remain classified as assets or liabilities. If contracts classified as assets or liabilities are ultimately settled in shares, any previously reported gains or losses on those contracts continue to be included in earnings. The classification of a contract is reassessed at each balance sheet date.

In accordance with EITF Issue No. 00-19, a transaction which includes a potential for net-cash settlement, including liquidated damages, requires that derivative financial instruments, including warrants and additional investment rights, initially be recorded at fair value as an asset or liability and subsequent changes in fair value be reflected in the statement of operations. The recorded value of the liability for such derivatives can fluctuate significantly based on fluctuations in the market value of the underlying common stock of the issuer of the derivative instruments, as well as in the volatility of the stock price during the term used for observation and the remaining term.

Silver Star Capital Holdings, Inc.
f/k/a PokerBook Gaming Corporation
NOTES TO FINANCIAL STATEMENTS
June 30, 2007 and 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

7.   Accounting For Obligations And Instruments Potentially To Be Settled In The Company’s Own Stock – continued:

Warrant Derivative Liabilities

The Company accounts for warrants issued in connection with financing arrangements in accordance with EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. Pursuant to EITF Issue No. 00-19, an evaluation of specifically identified conditions is made to determine whether the fair value of warrants issued is required be classified as a derivative liability. The fair value of warrants classified as derivative liabilities is adjusted for changes in fair value at each reporting period, and the corresponding non-cash gain or loss is recorded in current period earnings.

The impact of other related, recently issued, pronouncements are summarized as follows:

EITF Issue 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share.”  The EITF reached a consensus that contingently convertible instruments, such as contingently convertible debt, contingently convertible preferred stock, and other such securities should be included in diluted earnings per share (if dilutive) regardless of whether the market price trigger has been met. The consensus became effective for reporting periods ending after December 15, 2004. The adoption of this pronouncement does not currently have an effect on the Company’s financial statements because the inclusion of common stock equivalents in earnings per share is anti-dilutive.

In September 2005, the FASB ratified the Emerging Issues Task Force’s (“EITF”) Issue No. 05-7, “Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues,” which addresses whether a modification to a conversion option that changes its fair value affects the recognition of interest expense for the associated debt instrument after the modification and whether a borrower should recognize a beneficial conversion feature not a debt extinguishment if a debt modification increases the intrinsic value of the debt (for example, the modification reduces the conversion price of the debt). In September 2005, the FASB also ratified the EITF’s Issue No. 05-8, “Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature,” which discusses whether the issuance of convertible debt with a beneficial conversion feature results in a basis difference arising from the intrinsic value of the beneficial conversion feature on the commitment date (which is treated as recorded in the

Silver Star Capital Holdings, Inc.
f/k/a PokerBook Gaming Corporation
NOTES TO FINANCIAL STATEMENTS
June 30, 2007 and 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

7.   Accounting For Obligations And Instruments Potentially To Be Settled In The Company’s Own Stock - continued:

shareholder’s equity for book purposes, but as a liability for income tax purposes), and, if so, whether that basis difference is a temporary difference under FASB Statement No. 109, “Accounting for Income Taxes.”  The Company is currently in the process of evaluating the effect that the adoption of this pronouncement may have on its financial statements.

In September 2005, the FASB also ratified the EITF’s Issue No. 05-8, “Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature,” which discusses whether the issuance of convertible debt with a beneficial conversion feature results in a basis difference arising from the intrinsic value of the beneficial conversion feature on the commitment date (which is treated recorded in the shareholders’ equity for book purposes, but as a liability for income tax purposes), and, if so, whether that basis difference is a temporary difference under FASB Statement No. 109, “Accounting for Income Taxes.”  We currently carry an allowance for all deferred taxes and, therefore we do not believe the adoption of this pronouncement will have any impact on our financial statements.

8.           Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

           9.   Cash Flows

For purposes of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Silver Star Capital Holdings, Inc.
f/k/a PokerBook Gaming Corporation
NOTES TO FINANCIAL STATEMENTS
June 30, 2007 and 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

10.  Earnings Per Common Share

Basic earnings per share is computed by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) for the period. Diluted earnings per share assume that any dilutive convertible securities outstanding were converted, with related preferred stock dividend requirements and outstanding common shares adjusted accordingly. It also assumes that outstanding common shares were increased by shares issuable upon exercise of those stock options for which market price exceeds the exercise price, less shares which could have been purchased by the Company with the related proceeds. In periods of losses, diluted loss per share is computed on the same basis as basic loss per share as the inclusion of any other potential shares outstanding would be anti-dilutive. All share and per share amounts including all common stock equivalents (stock options, other equity incentive awards, equity compensation plans etc.) have been retroactively adjusted, for all periods presented to reflect the reverse stock split.

11.  Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards required (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the effect that the adoption of SFAS 157 will have on our results of operations and financial condition and are not yet in a position to determine such effects.

 In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”).  SAB 108 establishes an approach that requires quantification of financial statements misstatements based on the effect of the misstatements on each of the Company’s consolidated financial statements and the related financial statement disclosures.  SAB 108 is effective for the year ending June 30, 2007.  The adoption of this statement did not have an impact on our financial position or results of operations.

Silver Star Capital Holdings, Inc.
f/k/a PokerBook Gaming Corporation
NOTES TO FINANCIAL STATEMENTS
June 30, 2007 and 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

11.  Recent Accounting Pronouncements – continued

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109 (“FIN 48”), which clarifies the accounting for uncertain tax positions.  This Interpretation allows the tax effects from an uncertain tax position to be recognized in the Company’s financial statements if the position is more likely than not to be sustained upon audit, based on the technical merits of the position.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  We do not expect the adoption of FIN 48 to have a material impact on our financial statements.

NOTE B - PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2007 and 2006 consisted of the following:

	2007	2006

Computer software license	$-	$130,000
	-	130,000
Less accumulated depreciation and
amortization	-	(26,000)

	$-	$104,000

Prior to writing off the computer software licenses the Company amortized its intangible assets over a period of twenty years using the straight line method based upon the contract period for the software license agreement.  Amortization expense for the year ended June 30, 2006 was $6,500.

As part of our plan for quasi reorganization, we evaluated the recoverability of our internet gaming software licenses prior to the required annual assessment date due to a change in the underlying laws and regulations restricting or eliminating our ability to commercially exploit the licenses.  We have determined the future cash flows did not exceed the carrying value and, therefore, recognized an impairment charge of $104,000 at June 30, 2007.

Silver Star Capital Holdings, Inc.
f/k/a PokerBook Gaming Corporation
NOTES TO FINANCIAL STATEMENTS
June 30, 2007 and 2006

NOTE C - STOCKHOLDERS EQUITY

Common Stock

The Company’s single class common stock had authorized shares of 50,000,000 and 100,000,000 at June 30, 2007 and June 30, 2006, respectively, with a par value of $.001.

Effective October 13, 2006, the Company’s board of directors approved a plan of “quasi reorganization” that included the abandonment of its previous business plan of providing internet gaming software, restructuring the Company’s capital structure by a reverse stock split of the Company’s common shares on a basis of 1 share for each 50 shares,  , and the reduction of the Company’s authorized common stock shares from 100,000,000 to 50,000,000.  As discussed in note D below, the Company’s restructuring plan was completed on May 1, 2007.

The Company’s common stock activity for the fiscal years ended June 30, 2006 and 2007, after providing for the effect of the reverse stock split, were as follows:

On August 1, 2005, the Company issued 7,932 shares of common stock at $1.25 per share in exchange for marketing services.

On August 11, 2005, the Company issued 20,000 shares of common stock at $1.25 per share in exchange for computer consulting services.

On May 1, 2007, the Company’s Board of Directors approved a 1-for-50 reverse split of its common stock, following approval by the Company’s stockholders. The reverse stock split was effective on May 1, 2007. As a result, the Company’s issued and outstanding common stock was reduced from approximately 65 million to approximately 1.3 million shares. Fractional shares resulting from the split were rounded up to the next whole number. The par value of the common stock was not affected by the reverse stock split and remained at $0.001 per share. Consequently, the aggregate par value of the issued common stock was reduced by reclassifying the par value amount of the eliminated shares of common stock to “Additional paid-in capital” in the Company’s Balance Sheets. All shares and per share amounts including all common stock equivalents (stock options, other equity incentive awards, equity compensation plans etc.) have been retroactively adjusted, for all periods presented to reflect the reverse stock split.

Silver Star Capital Holdings, Inc.
f/k/a PokerBook Gaming Corporation
NOTES TO FINANCIAL STATEMENTS
June 30, 2007 and 2006

NOTE D – QUASI REORGANIZATION

On October 13, 2006, the Company approved and authorized a plan of quasi reorganization and restatement of accounts to eliminate the accumulated deficit and related capital accounts on the Company’s balance sheet.  As of May 1, 2007, the Company concluded its period of reorganization after reaching a settlement agreement with all of its significant creditors.  The Company, as approved by its Board of Directors, elected to state its June 30, 2007, balance sheet as a “quasi reorganization”, pursuant to ARB 43.  These rules require the revaluation of all assets and liabilities to their current values through a current charge to earnings and the elimination of any deficit in retained earnings by charging paid-in capital.  From May 1, 2007 forward, the Company has recorded net income (and net losses) to retained earnings and (accumulated deficit).

NOTE E – RELATED PARTY TRANSACTIONS

At June 30, 2006, the Company owed $5,467 to an officer of the Company.  As part of the Company’s plan for a quasi reorganization, the accounts payable due to this officer was forgiven without consideration.  Accordingly, the Company reclassified the $5,382 then existing balance of this obligation to additional paid in capital on April 30, 2007.

PART III
Item 1.	Index to Exhibits

A.	Amended and Restated Articles of Incorporation
B.	Amended By Laws
C.	Common Stock Specimen
D.	D.1 Certification of Chief Executive Officer pursuant to Section 302
D.2 Certification of Chief Financial Officer pursuant to Section 302
E.	E.1 Certification of Chief Executive Officer pursuant to Section 906
E.2 Certification of Chief Financial Officer pursuant to Section 906

Item 2.	Description of Exhibits

Exhibit	Description of Exhibit
A.	Articles of Amendment to Articles of Incorporation of PokerBook Gaming Corporation, as filed with the Secretary of State of Florida.
B.	Amended By-Laws of Silver Star Capital Holdings, Inc. (formerly PokerBook gaming Corporation)
C.	Common Stock Specimen of Silver Star Capital Holdings, Inc. common stock, par value $0.001
D.1	Certification of Chief Executive Officer Pursuant to U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
D.2	Certification of Chief Financial Officer Pursuant to U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
E.1	Certification of Chief Executive Officer Pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
E.2	Certification of Chief Financial Officer Pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
SILVER STAR CAPITAL HOLDINGS, INC.

Pursuant to Sections 607.1003 and 607.1007 of the Florida Business Corporation Act, the Articles of Incorporation, of PokerBook Gaming Corporation, originally filed with the Secretary of State on May 17, 2002, are hereby amended and restated in their entirety as follows.

ARTICLE I
NAME

The name of the corporation is Silver Star Capital Holdings, Inc. (hereinafter called the "Corporation").

ARTICLE II
PRINCIPAL OFFICE AND MAILING ADDRESS

The principal office and mailing address of the Corporation is 2731 Silver Star Road, Suite 200, Orlando, Florida 32808-3935.

ARTICLE III
NATURE OF BUSINESS

The Corporation may engage in any lawful activity for which corporations may be organized under the Florida Business Corporation Act.

ARTICLE IV
CAPITAL STOCK

The aggregate number of shares of all classes of capital stock that the Corporation is authorized to issue is fifty million (50,000,000) shares consisting of fifty million (50,000,000) shares of common stock, par value $0.001 per share (the "Common Stock").

All shares of Common stock shall be identical with each other in every respect. The holders of the Common Stock shall be entitled to vote on all matters upon which the shareholders have the right to vote and shall be entitled to one vote for each share of Common Stock. The Common Stock shall be subject to all rights, preferences, powers and priorities of the Preferred Stock.

ARTICLE V
DIRECTORS

The Board of Directors of the Corporation shall consist of at least one Director, with the exact number of Directors to be fixed from time to time in the manner provided in the Company's Bylaws.

ARTICLE VI
SPECIAL MEETINGS
OF SHAREHOLDERS

Special meetings of shareholders shall be held if called by the Board of Directors, the Chairman of the Board, or the President of the Corporation, or if the holders of not less than fifty percent (50%) of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date, and deliver to the Secretary of the Corporation one or more written demands for the meeting describing the purpose or purposes for which it is to be held.

ARTICLE VII

INDEMNIFICATION

The Corporation shall, to the fullest extent legally permissible under the provisions of the Florida Business Corporation Act, as the same may be amended and supplemented, indemnify and hold harmless any and all persons whom it shall have power to indemnify under said provisions from and against any and all liabilities (including expenses) imposed upon or reasonably incurred by him in connection with any action, suit or other proceeding in which he may be involved or with which he may be threatened, or other matters referred to in or covered by said provisions both as to action in his official capacity as a director or officer of the Corporation and as to action in any other capacity while holding such office, and shall continue as to a person who has ceased to be a director or officer of the Corporation. Such indemnification provided shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement or resolution adopted by the shareholders entitled to vote thereon after notice.

ADOPTION: These amended and restated articles of incorporation were adopted on March 9, 2007 and were approved by the shareholders. The number of votes cast for the amendment and restatement of the articles of incorporation was sufficient for approval.

IN WITNESS WHEREOF, the undersigned has executed these Amended and Restated Articles of Incorporation this 9th day of March, 2007

SILVER STAR CAPITAL HOLDINGS, INC.

By: /s/ Cliffe R. Bodden
Cliffe R. Bodden, President

BY-LAWS OF
Silver Star Capital Holdings, Inc.
f/k/a PokerBook Gaming Corporation
A Florida Corporation
ARTICLE I - OFFICES

The registered office of the Corporation in the State of Florida shall be located in the City and State designated in the Certificate of Incorporation.  The Corporation may also maintain offices at such other places within or without the United States as the Board of Directors may, from time to time, determine.

ARTICLE II - MEETING OF SHAREHOLDERS

Section 1 - Annual Meetings: (Chapter 607.0701*)

The annual meeting of the shareholders of the Corporation shall be held at the time fixed, from time to time, by the Directors, at the time fixed from time to time by the Directors.

Section 2 - Special Meetings:  (Chapter 607.0702)

Special meetings of the shareholders shall be held within or without the State of Florida.  Such meetings may be called at any time by the Board of Directors or by the President, and shall be called by the President or the Secretary at the written request of the holders not less than ten per cent (10%), (this percentage may be raised up to 50% if provided for in the Articles of Incorporation of the Corporation), of the shares then outstanding and entitled to vote thereat.

Section 3 - Court-ordered meeting:  (Section 607.0703)

The circuit court of the circuit in this State where the Corporation's principal office is located, or where the Corporation's registered office is located if its principal office is not located in this state, may after notice to the Corporation, order a meeting to be held:

      (a)  On application of any shareholder of the Corporation entitled to vote in an annual meeting if an annual meeting has not been held within any thirteen month period; or
       (b)  On application of a shareholder who signed a demand for a special meeting as provided for under Section 2 of these Bylaws if the special meeting was not held in accordance with the notice.
_____________________________________________________________________________    *Unless otherwise stated in these bylaws, all references to Sections refer to those sections contained in the Florida Title 18 of the Florida Business Corporations Act.

The court may fix the time and place of the meeting, determine the shares entitled to participate in the meeting, specify a record date for determining shareholders entitled to notice of and to vote at the meeting, prescribe the form and content of the meeting notice, and enter other orders a may be appropriate.

Section 3 - Place of Meetings:  (Chapter 607.0701 & 607.0702)

Meetings of shareholders shall be held at the registered office of the Corporation, or at such other places, within or without the State of Florida as the Directors may from time to time fix.  If no designation is made, the meeting shall be held at the Corporation's principal office in the state of Florida.

Section 4 - Notice of Meetings:  (Chapter 607.0705)

(a)  Written or printed notice of each meeting of shareholders, whether annual or specia1, stating the time when and place where it is to be held, shall be served either personally or by first class mail, (other than first-class mail may be used to mail any notice so long as such notice is mailed at least thirty days before the meeting), by or at the direction of the president, the secretary, or the officer or the person calling the meeting, not less than ten or more than sixty days before the date of the meeting, unless the lapse of the prescribed time shall have been waived before or after the taking of such action, upon each shareholder of record entitled to vote at such meeting, and to any other shareholder to whom the giving of notice may be required by law.  Notice of a special meeting shall also state the business to be transacted or the purpose or purposes for which the meeting is called, and shall indicate that it is being issued by, or at the direction of, the person or persons calling the meeting.  If, at any meeting, action is proposed to be taken that would, if taken, entitle shareholders to dissent and receive payment for their shares pursuant to the Business Corporation Act, the notice of such meeting shall include a statement of that purpose and to that effect.  If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the shareholder as it appears on the share transfer records of the corporation, unless he shall have previously filed with the Secretary of the Corporation a written request that notices intended for him be mailed to some other address, in which case, it shall be mailed to the address designated in such request, with the postage thereon prepaid.

(b)  Notice of any meeting need not be given to any person who may become a shareholder of record after the mailing of such notice and prior to the meeting, or to any shareholder who attends such meeting, in person or by proxy, without protesting the lack of notice thereof, or to any shareholder who, in person or by proxy, submits a signed waiver of notice either before or after such meeting.  Notice of any adjourned meeting of shareholders need not be given, unless otherwise required by law.

Section 5 - Waiver of Notice of Meeting:  (Section 607.0706)
(a)  Whenever any notice is required by law, the Articles of Incorporation of the Corporation or these Bylaws, a shareholder may waive such notice before or after the date and time stated in the notice, so long as such waiver is written, signed by the shareholder entitled to such notice, and delivered to the Corporation for inclusion in the minutes or filing with the Corporate records.  Neither the business to be transacted at nor the purpose of any regular or special meeting of the shareholders need by specified in any written waiver of notice unless so required by the Articles of Incorporation of the Corporation or these Bylaws.

(b)  A shareholder's attendance at a meeting:
         (i)  shall constitute a waiver of lack of notice or defective notice of the meeting, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting; or
         (ii) shall constitute a waiver of objection to consideration of a particular matter at a meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to considering the matter when it is presented.

Section 6 - Shareholders' List:  (607.0720)

(a)  After fixing a record date for a meeting, a Corporation shall prepare an alphabetical list of the names of all its shareholders entitled to notice of the meeting, arranged by voting group with the address of, and the number, class, and series, if any, of shares held by, each shareholder.  The shareholders' list must be available for inspection by any shareholder for a period of ten days before the meeting or such shorter time as exists between the record date and the meeting and continue through the meeting at the Corporation's principal office, at a place identified in the meeting notice in the city where the meeting will be held, or at the office of the Corporation's transfer agent or registrar.  Any shareholder of the Corporation or the shareholder's agent or attorney is entitled on written demand to inspect the shareholders' list during regular business hours and at the shareholder's expense, during the period it is available for inspection.

(b)  The Corporation shall make the shareholder's list available at the meeting of shareholders, and any shareholder or the shareholder's agent or attorney is entitled to inspect the list at any time during the meeting or any adjournment.
              (i)  If the Corporation refuses to allow a shareholder or his agent or attorney to inspect the shareholders' list before or at the meeting of shareholders, and such shareholder is entitled to inspect such shareholders' list,  the meeting shall be adjourned until the demand of such shareholder either in person or by proxy who failed to get such access, or if not adjourned upon such demand, the circuit court of the county where the Corporation's principal office  (or if none in this state, its registered office) is located, on application of  the shareholder, may summarily order the inspection  or copying at the Corporation's expense and may postpone the meeting for which such list was prepared until the inspection or copying is complete.

              (ii)  shareholder of the Corporation may not sell or otherwise distribute any information or records inspected under this section, except the extent that such use is for a proper purpose as described by law, and any shareholder who violates this section of these Bylaws shall be subject to a civil penalty of $5,000.

Section 7 - Quorum:  (Section 607.0725)

(a)  Except as otherwise provided herein, or by law, or in the Articles of Incorporation (such Articles and any amendments thereof being hereinafter collectively referred to as the Articles of Incorporation"), or for meetings ordered by the Superior Court called pursuant to Section 607.0703 of the Florida Business Corporations Act, a quorum shall be present at all meetings of shareholders of the Corporation, if the holders of a majority of the shares entitled to vote on that matter are represented at the meeting in person or by proxy.  When a specified item of business is required to be voted on by a class or series of stock, a majority of the shares of such class or series shall constitute a quorum for the transaction of such item of business by that class or series of stock.  The subsequent withdrawal of any shareholder from the meeting, after the commencement of a meeting, or the refusal of any shareholder represented in person or by proxy to vote, shall have no effect on the existence of a quorum, after a quorum has been established at such meeting.

(b)  Despite the absence of a quorum at any meeting of shareholders, the shareholders present may adjourn the meeting.

(c)  Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting.

Section 8 - Voting:  (Section 607.0721, & 607.0722)

(a)  Except as otherwise provided by law, the Articles of Incorporation, or these Bylaws, any corporate action, other than the election of directors or a matter for which the affirmative vote of the holders of a specified portion of the shareholder entitled to vote is required by statute, to be taken by vote of the shareholders, shall be authorized by an affirmative vote of the majority of shares entitled to vote on that matter and represented either in person or by proxy at a meeting of shareholders at which a quorum is present.  Unless otherwise provided for in the Articles of Incorporation of this Corporation, directors will be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present and each shareholder entitled to vote has the right to vote the number of shares owned by him for a many persons as there are directors to be elected.

(b)  Except as otherwise provided by statute, the Articles of Incorporation, or these bylaws, at each meeting of shareholders, each shareholder of the Corporation entitled to vote thereat, shall be entitled to one vote for each share registered in his name on the books of the Corporation.

Section 9 - Proxy:  (Section 607.0728)

Each shareholder entitled to vote or to express consent or dissent without a meeting, may do so either in person or by proxy, so long as such proxy is executed in writing by the shareholder himself, or by his attorney-in-fact thereunto duly authorized in writing. Every proxy shall be revocable at will unless the proxy conspicuously states that it is irrevocable and the proxy is coupled with an interest. A proxy that is irrevocable under the terms stated in these Bylaws, becomes revocable when the interest with which it is coupled is extinguished and when the interest with which it is coupled is either a creditor of a corporation who extended credit to the Corporation under terms requiring the irrevocable proxy or an employee of the Corporation whose employment contract requires the appointment, such proxy becomes revocable three years after the date of the proxy or at the end of the period, if any, specified therein, whichever is less, unless the period of irrevocability is renewed from time to time by the execution of a new irrevocable proxy as provided for by these Bylaws. A proxy shall not be revoked by the death or incapacity of the shareholder, but the proxy shall continue to be in force until revoked by the personal representative or the guardian of the shareholder.  The presence at any meeting of any shareholder who has given a proxy does not revoke the proxy unless the shareholder files written notice of the revocation with the Secretary of the meeting prior to the voting the proxy or votes the shares subject to the proxy by written ballot.  A person named in a proxy as the attorney or agent of a shareholder may, if the proxy so provides, substitute another person to act in his place, including any other person named as an attorney or agent in the same proxy.  The substitution shall not be effective until an instrument effecting it is filed with the Secretary of the Corporation.  A telegram, telex,  cablegram, or similar transmission by the shareholder, or as a photographic, photostatic, facsimile, or similar reproduction of a writing executed by the shareholder shall be treated as a valid proxy.  No proxy shall be valid after the expiration of eleven months from the date of its execution, unless otherwise provided in the proxy.  Such instrument shall be exhibited to the Secretary at the meeting and shall be filed with the records of the Corporation.

Section 10 - Action Without a Meeting:  (Section 607.0704)
(a)  Unless otherwise provided for in the Articles of Incorporation of the Corporation, action required or permitted to be taken at any meeting of the shareholders may be taken without a meeting, without prior notice, and without a vote if the action is taken by shareholders of each voting group entitled to vote thereon having not less than the minimum number of votes with respect to each voting group that would be necessary to authorize or take such action at a meeting at which all voting groups and shares entitled to vote were present and voted.  In order to be effective, the action must be evidenced by one or more written consents describing the action taken, dated and signed by the shareholders having the requisite number of votes of each voting group entitled to vote thereon, and delivered to the Corporation at its principal office in the State of Florida or its principal place of business, or to the Secretary or another officer or agent of the Corporation having custody of the book in which proceedings of meetings of shareholders are recorded.  No written consent shall be effective to take corporate action unless, within sixty days of the date of the earliest dated consent delivered in the manner required by this section, written consents signed by the number of holders required to take action are delivered to the Corporation.

 Any written consent may be revoked before the date that the Corporation receives the required number of consents to authorize the proposed action.  No revocation is effective unless in writing and until received by the Corporation at its principal office or its principal place of business, or received by the Secretary or other officer or agent of the Corporation having custody of the book in which proceedings of meetings of shareholders are recorded. Within ten days after obtaining authorization by written consent, notice must be given to those shareholders who have not consented in writing or who are not entitled to vote on the action.  The notice shall fairly summarize the material features of the authorized action and, if the action is one for which dissenters' rights provided for under the Certificate of Incorporation of the Corporation or by law, the notice shall contain a clear statement of the right of shareholders dissenting therefrom to be paid the fair value of their shares upon compliance with applicable law regarding the rights of dissenting shareholders.

(b)  A consent signed, as required by this section of these Bylaws, has the effect of a meeting vote and may be described as such in any document.

(c)   Whenever action is taken as provided in this section of these Bylaws, the written consent of the shareholders consenting thereto or the written reports of inspectors appointed to tabulate such consents shall be filed with the minutes of proceedings of shareholders.

ARTICLE III - BOARD OF DIRECTORS

Section 1 - Number, Term, Election and Qualifications: (Section 607.0802 & 607.0803)

(a)  The first Board of Directors and all subsequent Boards of the Corporation shall consist of
 (2), unless and until otherwise determined by vote of a majority of the entire Board of Directors.  The Board of Directors or shareholders all have the power, in the interim between annual and special meetings of the shareholders, to increase or decrease  the number of Directors of the Corporation.  A Director must be a natural person 18 years of age or older, but need not be a resident of the State of Florida or shareholders of the Corporation unless the Certificate of Incorporation of the Corporation or these Bylaws require.

(b)  Except as may otherwise be provided herein or in the Articles of Incorporation, the members of the Board of Directors of the Corporation shall be elected at the first annual shareholders' meeting and at each annual meeting thereafter, unless their terms are staggered in the Certificate of Incorporation of the Corporation or these Bylaws,  by a majority of the votes cast at a meeting of shareholders, by the holders of shares entitled to vote in the election.

(c)  The first Board of Directors shall hold office until the first annual meeting of shareholders and until their successors have been duly elected and qualified or until there is a decrease in the number of Directors.  Thereinafter, Directors will be elected at the annual meeting of shareholders and shall hold office until the annual meeting of the shareholders next succeeding his election, or until his prior death, resignation or removal.

Section 2 - Duties and Powers:  (Section 607.0801)

The Board of Directors shall be responsible for the control and management of the business and affairs, property and interests of the Corporation, and may exercise all powers of the Corporation, except as are in the Articles of Incorporation or by statute expressly conferred upon or reserved to the shareholders.  (Note: If the Corporation has thirty-five or fewer shareholders, the Articles of Incorporation of the Corporation may, if desired, dispense with the Board of Directors or limit the authority of the Board of Directors and such dispense or limitation of authority of the Board of Directors stated in the Articles of Incorporation will be repeated under this section of these Bylaws.)

Section 3 - Annual Meetings; Notice:  (Section 607.0820 & 607.0822)

(a)  An annual meeting of the Board of Directors shall be held either within or without the State of Florida at such time and at such place as the Board shall fix; so long as such meeting immediately follows the annual meeting of the shareholders and is at the place of such annual meeting of shareholders.  In the absence of the Board fixing such time and place, such meeting shall be held at noon on the first Tuesday of August (month).

(b)  No notice shall be required of any annual meeting of the Board of Directors and, if given, need not specify the purpose of the meeting; provided, however, that in case the Board of Directors shall fix or change the time or place of any annual meeting when such time and place was fixed before such change, notice of such action shall be given to each Director who shall not have been present at the meeting at which such action was taken within the time limited, and in the manner set forth in these Bylaws with respect to special meetings, unless such notice shall be waived in the manner set forth in these Bylaws.

Section 4 - Special Meetings; Notice: (Section 607.0822)

(a)  Special meetings of the Board of Directors shall be held at such time and place as may be specified in the respective notices or waivers of notice thereof.

(b)  Except as otherwise required statute, notice of special meetings shall be mailed directly to each Director, addressed to him at his residence or usual place of business, at least two (2) days before the day on which the meeting is to be held, or shall be sent to him at such place by telegram, radio or cable, or shall be delivered to him personally or given to him orally, not later than the day before the day on which the meeting is to be held.  If mailed, the notice of any special meeting shall be deemed to be delivered on the second day after it is deposited in the United States mails, so addressed, with postage prepaid.  If notice is given by telegram, it shall be deemed t be delivered when the telegram is delivered to the telegraph company. A notice, or waiver of notice, except as required by these Bylaws, need not specify the business to be transacted at or the purposes or purposes of the meeting.

(c)    Notice of any special meeting shall not be required to be given to any Director who shall attend such meeting without protesting prior thereto or at its commencement, the lack of notice to him, or who submits a signed waiver of notice, whether before or after the meeting.  Notice of any adjourned meeting shall not be required to be given.

(d)  Unless otherwise stated in the Articles of Incorporation of the Corporation, the Chairperson, President or any two  Directors of the Corporation may call any special meeting of the Board of Directors.

Section 5 - Chairperson:

The Chairperson of the Board, if any and if present, shall preside at all meetings of the Board of Directors.  If there shall be no Chairperson, or he or she shall be absent, then the President shall preside, and in his absence, any other director chosen by the Board of Directors shall preside.

Section 6 - Quorum and Adjournments:  (Section 607.0820 & 607.0824)

(a)  At all meetings of the Board of Directors, or any committee thereof, the presence of a majority of the entire Board, or such committee thereof, shall constitute a quorum for the transaction of business, except as otherwise provided by law, by the Articles of Incorporation, or these Bylaws. (Note: If the Articles of Incorporation authorize a quorum to consist of less than a majority, but no fewer than one-third of the prescribed number of directors as permitted by law, these Bylaws would state that this lesser amount, instead of a majority, will constitute a quorum.)

(b)  A majority of the Directors present at the time and place of any regular or special meeting, although less than a quorum, may adjourn the same from time to time without notice, whether or not a quorum exists.  Notice of such adjourned meeting shall be given to Directors not present at time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other Directors who were present at the adjourned meeting.

Section 7 - Manner of Acting: [Section 607.0820(c), 607.0821 & 607.0824]

(a)  At all meetings of the Board of Directors, each Director present shall have one vote, irrespective of the number of shares of stock, if any, which he may hold.

(b)  Except as otherwise provided by statute, by the Articles of Incorporation, or these bylaws, action approved by a majority of the votes of the Directors present at any meeting of the Board or any committee thereof,  at which a quorum is present shall be the act of the Board of Directors or any committee thereof.

(c)  Any action authorized in writing made prior or subsequent to such action, by all of the Directors entitled to vote thereon and filed with the minutes of the Corporation shall be the act of the Board of Directors, or any committee thereof, and have the same force and effect as if the same had been passed by unanimous vote at a duly called meeting of the Board or committee for all purposes and may be stated as such in any certificate or document filed with the Secretary of the State of Florida.  Any action taken without a meeting is deemed effective when the last director or committee member signs the consent, unless the consent specifies a different effective date for such action.

(c)   Where appropriate communications facilities are reasonably available, any or all directors shall have the right to participate in any Board of Directors meeting, or a committee of the Board of Directors meeting, by means of conference telephone or any means of communications by which all persons participating in the meeting are able to hear each other.

Section 8 - Vacancies:  (Section 607.0809)

(a)  Any vacancy in the Board of Directors occurring by reason of an increase in the number of directors, or by reason of the death, resignation, disqualification, removal (unless a vacancy created by the removal of a Director by the shareholders shall be filled by the shareholders at the meeting at which the removal was effected) or inability to act of any Director, or other cause, shall be filled by an affirmative vote of a majority of the remaining Directors, though less than a quorum of the Board or by a sole remaining Director, at any regular meeting or special meeting of the Board of Directors called for that purpose.

(b)  Unless otherwise provided for by statute, the Articles of Incorporation or these Bylaws, when one or more Directors shall resign from the board and such resignation is effective at a future date, a majority of the Directors, then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote otherwise to take effect when such resignation or resignations shall become effective.

(c)  If a Director or Directors or class of Directors was elected by a voting group of shareholders, only the shareholders of that voting group or a majority of the Directors  then in office elected by such voting group or be a sole remaining Director elected by such voting group may fill the vacancy in the Board of Directors created by such Director.  Unless the Articles of Incorporation of the Corporation state otherwise, if there is no Director elected by such voting group remaining in office, the Directors not elected by such voting group may fill vacancies by an affirmative vote of a majority of those remaining Directors, though less than a quorum of the Board of Directors exists or by the shareholders.

Section 9 - Resignation: (Section 607.0807)

A Director may resign at any time by giving written notice to the Corporation.  Such resignation shall be effective upon receipt thereof by the Corporation unless the notice specifies a later effective date, in which event the Board may fill the pending vacancy before the effective date if they provide that the successor does not take office until the effective date.

Section 10 - Removal:  (Section 607.0808)

One or more or all the Directors of the Corporation may be removed with or without cause at any time by the shareholders, at a special meeting of the shareholders called for that purpose, unless the Articles of Incorporation provide that Directors may only be removed for cause.  If a Director was elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove that Director.  The notice of the meeting at which a vote is taken to remove a Director must state that the purpose or one of the purposes of the meeting is the removal of the Director or Directors.

Section 11 - Salary:   (Section 607.08101)

The Board of Directors may authorize and establish reasonable compensation of the Directors for services to the Corporation as Directors, including, but not limited to attendance at any annual or special meeting of the Board.

Section 12 - Committees:  (Section 607.0825)

The Board of Directors, by resolution adopted by a majority of the entire Board, may from time to time designate from among its members an executive committee and such other committees, and alternate members thereof, as they deem desirable, each consisting of two or more members, with such powers and authority (to the extent permitted by law and these Bylaws) as may be provided in such resolution. Each such committee shall serve at the pleasure of the Board and, unless otherwise stated by law, the Certificate of Incorporation of the Corporation or these Bylaws, shall be governed by the rules and regulations stated herein regarding the Board of Directors.

ARTICLE IV - OFFICERS

Section 1 - Number, Qualifications, Election and Term of Office:  (Section 607.0841)

(a)  The officers of the Corporation shall consist of a President, a Secretary, a Treasurer, and such other officers, including a Chairperson of the Board of Directors, and one or more Vice Presidents, as the Board of Directors may from time to time deem advisable.  Any officer other than the Chairperson of the Board of Directors may be, but is not required to be, a director of the Corporation.  Any two or more offices may be held by the same person.

(b)  The officers of the Corporation shall be elected by the Board of Directors at the regular annual meeting of the Board following the annual meeting of shareholders.

(c)   Each officer shall hold office until the annual meeting of the Board of Directors next succeeding his election, and until his successor shall have been elected and qualified, subject to earlier termination by his or her death, resignation or removal.

(d)  Each officer shall have the authority to perform such duties as may be provided for in these Bylaws or as may be determined, from time to time, by resolution of the Board not inconsistent with these Bylaws.

(e)  Any two or more offices may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity if such instrument is required by law or these By-Laws to be executed, acknowledged, or verified by two or more officers.

Section 2 - Resignation: (Section 607.0842)

Any officer may resign at any time by giving written notice of such resignation to the Corporation.  Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Corporation, and the acceptance of such resignation shall not be necessary to make it effective.  If a resignation is made effective at a later date and the Corporation accepts the future effective date, the Board of Directors may fill the pending vacancy before the effective date if the Board provides that the successor does not take office until the effective date.

Section 3 - Removal:  (Section 607.0842)

Any officer elected by the  Board of Directors may be removed, either with or without cause, and a successor elected by the Board at any time, and any officer or assistant officer, if appointed by another officer, may likewise be removed by such officer.

Section 4 - Vacancies:  (Section 607.0842)

A vacancy, however caused, occurring in the Board and any newly created Directorships resulting from an increase in the authorized number of Directors may be filled by the Board of Directors, even though there is less than a quorum of the Board, or by the sole remaining Director.

Section 5 - Duties of Officers:  (Section 607.0841)
Officers of the Corporation shall, unless otherwise provided by the Board of Directors, each have such authority and perform such duties as generally pertain to their respective offices as well as such powers and duties as may be set forth in these Bylaws, or may from time to time be specifically conferred or imposed by the Board of Directors, not inconsistent with these Bylaws.

Section 6 - Shares of Other Corporations:
The President, any Vice President, or such other person as the Board of Directors may authorize can execute any proxy, consent, or exercise the right to vote possessed by the Corporation  shares of stock owned by the Corporation at any meeting or shareholders of, or with respect to any action of shareholders of any other corporation, subject to the direction of the Board of Directors.

Section 7 - Compensation:  (Section 607.0302)

The compensation of the officers of the Corporation shall be fixed from time to time by the Board of Directors.

ARTICLE V - SHARES OF STOCK

Section 1 - Certificate of Stock:  (Section 607.0604, 607.0621 & 607.0625)

(a)  The shares of the Corporation shall be represented by certificates or shall be uncertificated shares.

(b)  The certificates representing shares of the Corporation shall state on its face that the Corporation is organized under the laws of Florida:
        (I)   the name of the person to whom issued;
        (II)  the number and class of shares;
        (III) the designation of the series, if any, which such certificate represents; and
       (IV)  the relative rights, preferences and limitations applicable to each class, if any, must be   summarized on the front or back of each certificate or a statement on the front or back of             such certificate that the Corporation will furnish the shareholder a full statement of this                information on request to such shareholder and without charge.

(c)  Certificated shares of the Corporation shall be signed, (either manually or by facsimile), by the President or Vice-President and the Secretary or an Assistant Secretary, or any other Officer designated by the Board of Directors. In case any officer who has signed or whose facsimile signature has been placed upon such certificate, shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issue.

(d)  Within a reasonable time after the issuance of by the Board or the transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or states on certificates by this subsection of these Bylaws.

(e)  Except as otherwise provided by law,  the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing shares of the same class and series shall be identical.

Section 2 - Fractions of Shares/Scrip:  (Section 607.0826)

The Board of Directors may authorize the issuance of certificates or payment of money for fractions of a share, either represented by a certificate or uncertificated, which shall entitled the holder to exercise voting rights, receive dividends and participate in any assets of the Corporation in the event of liquidation, in proportion to the fractional holdings; or it may authorize the payment in case of the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined; or it may authorize the issuance, subject to such conditions as may be permitted by law, of scrip in registered or bearer form over the signature of an officer or agent of the Coloration, exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of a shareholder, except as therein provided.

Section 3 - Lost or Destroyed Certificates:  (Section 678.405)

The Board of Directors may direct a new certificate or certificates to be issued in place of in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed if the owner:

(a) so requests before the Corporation has notice that the shares have been acquired by a bona fide purchaser,
(b)  files with the Corporation a sufficient indemnity bond; and
(c)  satisfies such other requirements, including evidence of loss, theft, or destruction, as may be imposed by the Corporation.

Section 4 - Transfers of Shares:
(a)  Transfers or registration of transfers of shares of the Corporation  shall be made on the stock transfer books of the Corporation by the registered holder thereof, or by his attorney thereunto authorized by a owner of attorney duly executed and filed with the Secretary of the Corporation or with a transfer agent or a registrar , if any; and in the case of shares represented by certificates, only after the surrender to the Corporation of the certificates representing such shares with such shares properly endorsed and the payment of all taxes due thereon.

(b)  The Corporation shall be entitled to treat the holder of record of any share or shares as the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in, such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section 5 - Record Date:  (Section 607.0723 & 607.0707)

(a)  The Board of Directors may fix, in advance, a date not exceeding seventy days before the meeting or action requiring a determination of shareholders, as the record date for the determination of shareholders entitled to receive notice of, or to vote at, any meeting of shareholders, or to consent to any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividends, or allotment of any rights, or for the purpose of any other action.  If no record date is fixed, the record date for a shareholders entitled to notice of meeting shall be at the close of business on the day preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held. If no record date is given for shareholders entitled to a share dividend, it is the date the Board of Directors authorizes the share dividend.

(b)  If no record date is fixed, the record date for determining shareholders entitled to demand a special meeting is the date the first shareholder delivers his/her demand to the Corporation.

(c)  If no record date is fixed and no prior action is required by the Board, the record date for determining shareholders entitled to consent to corporate action in writing without a meeting, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in this State, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of shareholders are recorded.

(d)  A determination of shareholders entitled to notice of or to vote at a shareholders' meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date, which it must do if the meeting is  adjourned to a date more than 120 days after the date fixed for the original meeting.

ARTICLE VI - DIVIDENDS  (Section 607.0623)

Subject to applicable law, dividends may be declared and paid out of any funds available therefor, as often, in such amounts, and at such time or times as the Board of Directors may determine.

ARTICLE VII - FISCAL YEAR

The fiscal year of the Corporation shall be fixed, and shall be subject to changed by the Board of Directors from time to time, subject to applicable law.

ARTICLE VIII - CORPORATE SEAL  [Section 607.0302(2)]

The corporate seal, if any, shall be in such form as shall be prescribed and altered, from time to time, by the Board of Directors.

ARTICLE IX - AMENDMENTS  (Section 602.1020)

Section 1 - Initial Bylaws:
The initial Bylaws of the Corporation shall be adopted by the Board of Directors at its organizational meeting, when such meeting is held by the Directors.

Section 2 - By Shareholders:
All Bylaws of the Corporation shall be subject to alteration or repeal, and new Bylaws may be made, by a majority vote of the shareholders at the time entitled to vote in the election of Directors even though these Bylaws may also be altered, amended or repealed by the Board of Directors.

Section 3 - By Directors:

The Board of Directors shall have power to make, adopt, alter, amend and repeal, from time to time, Bylaws of the Corporation; however, Bylaws made by the Board may be altered or repealed, and new Bylaws made by the shareholders.

[SPECIMEN COMMON STOCK CERTIFICATE - FRONT]

NUMBER	INCORPORATED UNDER THE LAWS OF THE STATE OF FLORIDA SILVER STAR CAPITAL	SHARES
50,000,000 AUTHORIZED SHARES $.001 PAR VALUE NON-ASSESSABLE

CUSIP: 82823P 10 7
This is to certify that

is the registered holder of

Shares of Silver Star Capital Holdings, Inc. Common Stock transferrable on the books of the corporation in person or by duly authorized attorney upon surrender of this certificate properly endorsed. This certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the corporation and the facsimile signatures of its duly authorized officers.

Dated:

SECRETARY	Silver Star Capital Holdings, Inc. Corporate Seal Florida	PRESIDENT

EXHIBIT D.1

302 CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Cliffe R. Bodden, certify that:

1.	I have reviewed this Form 10-SB of Silver Star Capital Holdings, Inc. (the "Company");

2.
Based on my knowledge, this Form 10-SB does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Form 10-SB;

3.
Based on my knowledge, the financial statements, and other financial information included in this Form 10-SB, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Form 10-SB;

4.
The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Company is made known to me by others, particularly during the period in which this report is being prepared;

(b)
Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)
Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5.
The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

(a)
 All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Dated: September 16, 2007

/s/ Cliffe R. Bodden Chief Executive Officer

EXHIBIT D.2

302 CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Jack E. Owens, certify that:

1.	I have reviewed this Form 10-SB of Silver Star Capital Holdings, Inc. (the "Company");

2.
Based on my knowledge, this Form 10-SB does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Form 10-SB;

3.
Based on my knowledge, the financial statements, and other financial information included in this Form 10-SB, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Form 10-SB;

4.
The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Company is made known to me by others, particularly during the period in which this report is being prepared;

(b)
Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)
Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5.
The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

(a)
 All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Dated: September 16, 2007

 /s/ Jack E. Owens
Chief Financial Officer

EXHIBIT E.1

SILVER STAR CAPITAL HOLDINGS, INC.

CERTIFICATION OF
CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, Cliffe R. Bodden, solely for the purpose of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, hereby certify that the report of Silver Star Capital Holdings, Inc. on Form 10-SB fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Form 10-SB fairly presents in all material respects the financial condition and results of operations of Silver Star Capital Holdings, Inc.

Date: September 16, 2007

/s/ Cliffe R. Bodden Chief Executive Officer

EXHIBIT E.2

SILVER STAR CAPITAL HOLDINGS, INC.

CERTIFICATION OF
CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, Jack E. Owens, solely for the purpose of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, hereby certify that the report of Silver Star Capital Holdings, Inc. on Form 10-SB fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Form 10-SB fairly presents in all material respects the financial condition and results of operations of Silver Star Capital Holdings, Inc.

Date: September 16, 2007

/s/ Jack E. Owens
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                   Silver Star Capital Holdings Inc.

Date: September 16, 2007                                                        By:   /s/ Cliffe R. Bodden
                                                                                                                 Cliffe R. Bodden
                                                                                                             Chief Executive Officer